Filed Pursuant to Rule 424(b)(5)
Registration No. 333-193069

Prospectus Supplement

(To Prospectus Dated March 3, 2014)

3,100,000 Shares

Heritage-Crystal Clean, Inc.

Common Stock

We are offering 3,100,000 shares of our common stock, par value $0.01 per share. Our common stock is traded on the NASDAQ Global Select Market under the symbol “HCCI.” On December 11, 2014, the closing sale price of our common stock on the NASDAQ Global Select Market was $10.90 per share.

Investing in our common stock involves certain risks. Before purchasing our common stock, please review the information included in, and incorporated by reference into, the “Risk Factors” section beginning on page S-30 of this prospectus supplement and page 4 of the accompanying prospectus.

	Per Share	Total
Public offering price	$10.0000	$31,000,000
Underwriting discount	$0.5314	$1,647,340
Proceeds, before expenses, to us	$9.4686	$29,352,660

The underwriters may also purchase up to 465,000 additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about December 17, 2014.

William Blair	Baird	Needham & Company

The date of this prospectus supplement is December 11, 2014

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying prospectus, which provides general information, including information about the shares of our common stock. Unless the context indicates otherwise, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the accompanying prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision. See “Where You Can Find More Information” in the accompanying prospectus and “Incorporation of Certain Documents by Reference” in this prospectus supplement and the accompanying prospectus.

We have not, and the underwriters have not, authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references to “HCC,” “we,” “us,” “our” or the “Company” refer to Heritage-Crystal Clean, Inc. and our subsidiaries. The term “you” refers to a prospective investor.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This information is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, especially the matters discussed under “Risk Factors” beginning on page S-30 and the documents incorporated by reference herein, including the audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 and unaudited consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 6, 2014. See “Incorporation of Certain Documents by Reference” below.

Overview

We provide full-service parts cleaning, containerized waste management, used oil collection, vacuum truck services and antifreeze recycling, and we own and operate a used oil re-refinery. We believe that we are the second largest provider of parts cleaning and hazardous and non-hazardous waste services to small and mid-sized customers in both the manufacturing and vehicle maintenance sectors in North America, and we are the second largest used oil re-refiner by capacity in North America. Through our 77 branch locations, as of September 6, 2014, we provide our services to more than 98,000 customer locations in 43 states. During fiscal 2013, we performed more than 300,000 parts cleaning service calls and we collected approximately 35.6 million gallons of used oil and sold approximately 30.6 million gallons of base oil. We operate our business through our Environmental Services and Oil Business segments. Since our formation in 1999, we have achieved strong financial results. Total revenue has grown from $11.0 million in fiscal 1999 to $283.1 million in fiscal 2013, a compound annual growth rate of 26.1%, and our EBITDA was $18.0 million for fiscal 2013.

On October 16, 2014, we acquired the outstanding stock of FCC Environmental LLC and International Petroleum Corp. of Delaware (together, “FCC Environmental”) from Dédalo Patrimonial S.L.U. for $90.0 million in cash, subject to customary post-closing adjustments (the “Acquisition” or the “FCC Environmental Acquisition”). In 2013, FCC Environmental was the second largest collector of used oil by volume in the United States. FCC Environmental also offers oily water disposal and treatment, parts cleaning, vacuum services, antifreeze recycling, oil filter recycling, on-site cleaning and waste management services to approximately 30,000 commercial and industrial customers in 21 states in the South and along the Eastern seaboard of the United States.

Environmental Services Segment

Our Environmental Services segment consists of our parts cleaning, containerized waste management, vacuum truck services, and antifreeze recycling activities. These services allow our customers to outsource their handling and disposal of parts cleaning solvents as well as other hazardous and non-hazardous waste. Our customers frequently need to remove grease and dirt from machine and engine parts. Typical customers include businesses involved in vehicle maintenance operations, such as car dealerships, automotive repair shops and trucking firms, as well as small manufacturers, such as metal product fabricators and printers. Based on 2007 data from the U.S. Census Bureau, we estimate that there are more than 800,000 such firms in the United States. The materials we handle are subject to extensive and complex regulations, and mismanagement can result in citations, penalties and substantial direct costs. We allow our customers to focus more on their core business and devote fewer resources to industrial and hazardous waste management and, more specifically, to the related administrative burdens. We believe that these services are highly attractive to small and mid-sized customers, which we define as companies that generally spend less than $50,000 per year on industrial and hazardous waste services. These small and mid-sized customers typically have limited administrative infrastructure and therefore have needs that are often highly differentiated from those of larger accounts. Such differentiated needs include waste manifest and drum label preparation and regularly-scheduled service visits to check inventories and remove accumulated waste. We believe that our company is structured to meet these particular needs.

In each of our services, we have adopted innovative approaches to minimize the regulatory burdens for our customers, and we have designed our services to provide “ease of use” to our customers. Our company has pioneered two different programs (non-hazardous waste and product reuse) whereby our customers’ used solvent may be excluded from the U.S. Environmental Protection Agency’s, or the EPA’s, definition of hazardous waste. These two programs not only simplify the management of used solvent generated by our customers, but also reduce the total volume of hazardous waste generated at many of our customers’ locations. This can allow the customer to achieve a lower “generator status” with the EPA and thereby reduce their overall regulatory burden, including reduced reporting obligations and inspections.

In our non-hazardous program, we provide our customers an alternative parts cleaning solvent not included in the definition of hazardous waste due to its increased flashpoint (the minimum temperature at which vapors from the solvent will ignite when tested under specified laboratory conditions). In our product reuse program, we sell used solvent as an ingredient for use in the manufacture of asphalt roofing materials.

Our focus on providing ease of use for our customers is also part of our containerized waste, vacuum service, antifreeze service and field services offerings. As part of our containerized waste and vacuum service programs, we assist our customers in identifying and characterizing their regulated wastes as well as providing the proper labeling and shipping documentation for their regulated materials. Our antifreeze recycling service offers our customers a fully-compliant method to safely manage their used antifreeze while providing a high-quality, environmentally friendly, remanufactured product. Similarly, our field services, some of which we obtained in our acquisition of FCC Environmental, allow our customers to focus on their core business activities while we manage non-core activities such as tank cleanings and spill clean-up.

Oil Business Segment

The Oil Business segment consists of our used oil collection and used oil re-refining activities. Through used oil re-refining, we recycle used oil into high quality lubricant base oil and by-products, and we are a supplier to firms that produce and market finished lubricants. As of September 6, 2014, prior to our acquisition of FCC Environmental, our Oil Business segment had 140 active trucks providing service from 73 branch locations to collect used oil from automotive shops and industrial plants. Traditionally, the used oil we collect had been resold as an industrial fuel or as feedstock for other companies that use it in a recycling process. Through our used oil re-refinery in Indianapolis, Indiana, we re-refine used oil, which we collect from our customers or purchase from other oil collection service providers, into lubricating base oil, which we sell to firms who then blend, package, and market lubricants. At full startup in 2012, our re-refinery had an annual nameplate input capacity of 50 million gallons of used oil feedstock, which allowed it to annually produce about 30 million gallons of lubricating base oil when operating at full capacity. As of June 14, 2014, we had increased our annual nameplate capacity to 65 million gallons of used oil feedstock and plan to further expand the annual nameplate capacity of the re-refinery to 75 million gallons. Following the FCC Environmental Acquisition, the volume of used oil that we collect should exceed the feedstock capacity of our re-refinery. Further, we will now be selling into three channels in the oil business: lubricating base oil, vacuum gas oil, and recycled fuel oil.

Competitive Strengths

We believe that we are the second largest provider of parts cleaning and hazardous and non-hazardous waste services to small and mid-sized customers in both the manufacturing and vehicle maintenance sectors in North America, and we are the second largest used oil re-refiner by capacity in North America. From our base of 77 branch locations as of September 6, 2014, we implement an organized and disciplined approach to increasing our market share, taking advantage of the following competitive strengths:

Excellent Customer Service

Since our founding, we have instilled a standardized, sales-oriented approach to our customers across our branch network. Our branch personnel are focused on local sales and service delivery, and a significant portion of their compensation is linked to sales growth and new business development. In order to achieve this sales growth, our personnel understand that they must retain existing business, which is best achieved by providing a very high level of customer service which can lead to cross-selling opportunities and referrals to new prospects. During fiscal 2013, approximately 88.1% of our revenue was generated from customers that we also served during fiscal 2012.

Cost-Efficient Branch Rollout Model

Our branch model allows us to consolidate operational and administrative functions not critical to sales and service at either a regional hub or at our headquarters. This model has been the foundation for our new branch rollout as we have expanded from 14 to 77 branches, and we expect to extend this model to new locations. Furthermore, as we grow within each branch, we improve our route density, which is an important contribution to profitability in our business. Due to the geographic overlap between the legacy Heritage-Crystal Clean service territory and the legacy FCC Environmental service territory, we expect to significantly improve the average density of both our oil collection routes and our vacuum services and parts cleaning/containerized waste routes.

Large Branch Network

We have spent over a decade building up and developing a large network of branches that has enabled us to rapidly grow our environmental services and used oil collection services efficiently and cost effectively. Our investments in this network help us to rapidly open new branches and cross-sell products and services through existing branches.

Large and Highly Diverse Customer Base

Our focus on small and mid-sized businesses has enabled us to attract a variety of customers engaged in a range of businesses spread across the spectrum of the manufacturing, vehicle service, and transportation industries, which helps insulate us from disruption caused by the possible loss of a single large account. Our customer base consists of over 98,000 active customer locations. In fiscal 2013, our largest single customer in our Environmental Services segment represented 0.6% of our consolidated revenue, and our largest ten customers represented approximately 2.9% of our consolidated revenue. In the Oil Business segment, revenue from one customer accounted for 5.0% of our consolidated revenue for fiscal 2013, and our largest ten customers represented 25.6% of our consolidated revenue for fiscal 2013.

Experience in Re-Refining Technology

Our management team has substantial experience in the development and operation of used oil re-refineries, as several members of our management team were significant contributors in the development of approximately two-thirds of the used oil re-refining capacity in North America. Our team is able to design and construct re-refining capacity for a comparatively low capital cost. In 2012, we began operating our used oil re-refinery which had an original annual nameplate capacity of 50 million gallons of used oil. As of June 14, 2014, we had increased our annual nameplate capacity to 65 million gallons of used oil feedstock and plan to expand the annual nameplate capacity of the re-refinery to 75 million gallons. We were able to construct the original re-refining capacity for approximately $54 million, or approximately $1 per gallon of capacity. We expect to complete the expansion from 50 million to 75 million gallons of annual capacity for approximately $1 of capital cost per gallon of annual capacity.

Innovative Services that Reduce Customers’ Regulatory Burdens

We have designed our service programs to meet the needs of our target customers. In particular, these customers desire to minimize their regulatory compliance burdens, and we have developed innovative methods to help our customers achieve this objective. For example, we have created parts-cleaning service programs which each exempt our customers from certain hazardous waste regulations and filing requirements:

•	Non-hazardous Program. In our non-hazardous program for parts cleaning, we provide our customers with an alternative solvent that is not included in the EPA’s definition of hazardous waste due to its increased flashpoint, and we educate each participating customer to prevent harmful contaminants from being added to the solvent during use. Because of the reduced solvent flammability, as long as the customer does not add toxic or flammable contaminants during use, neither the clean solvent that we supply nor the resulting used solvent generated by customers participating in the program is classified as hazardous waste by the EPA and, as a result, can be managed as non-hazardous waste. To participate in this program, our customers must provide certification that no hazardous wastes have been added to the parts cleaning solvent. After we collect the used solvent from customers participating in our non-hazardous program for parts cleaning, we recycle it via distillation for re-delivery to our parts cleaning customers. The recycling process removes oil, water, and other impurities, resulting in solvent suitable to be re-used by our customers for parts cleaning. At the same time, this process minimizes the burdensome hazardous waste regulations faced by our customers and allows us to minimize our virgin solvent purchases. Our solvent recycling system located at the site of our Indianapolis used oil re-refinery is capable of recycling up to six million gallons per year of used solvent generated by customers participating in our non-hazardous program. This provides significant capacity in excess of our current requirements.

•	Product Reuse Program. Rather than managing used solvent as a waste, we have developed a program that uses the solvent as an ingredient in the manufacture of asphalt roofing materials. Used solvent generated by customers participating in our product reuse program for parts cleaning is sold as a direct substitute for virgin solvent that is otherwise used in the asphalt manufacturing process. Because the used solvent is destined for reuse, it is not deemed a waste, and therefore it is not subject to hazardous waste regulations. To enhance the marketing of these programs, in the past 20 years we and our predecessor Heritage Environmental Services have voluntarily obtained concurrence letters from more than 30 state environmental agencies to validate this approach.

•	Aqueous Program. In addition to our petroleum-based solvent, we offer a full suite of proprietary aqueous-based parts cleaning solutions, including our patented aqueous parts cleaning equipment and patented filtration technology for water-based fluids, which we believe is the most comprehensive aqueous-based solutions offering in the industry. After our customer is finished using the solution, we remove the used solution and almost exclusively manage it as non-hazardous waste. Similar to the two solvent-based programs described above, our customers’ used cleaning material will not be included in the EPA’s definition of a hazardous waste, which helps reduce our customers’ regulatory burdens. In addition, our patented Aqua Filtration Unit provides our customers with an innovative method to remove contaminants from their water-based fluids.

Experienced Management Team

Our management team has substantial experience in the industry and possesses particular expertise in the small to mid-sized customer segment. Our senior managers have on average more than 30 years of industry experience and our middle managers have on average more than 20 years of industry experience. Many of our managers held key positions with our largest competitor, Safety-Kleen (now a wholly-owned subsidiary of Clean Harbors, Inc.), between 1986 and 1998, during which time Safety-Kleen grew from $255 million to over $1.0 billion in annual revenue.

Growth Strategies

We intend to grow by providing environmental solutions that meet the needs of our customers. We have several different strategies to accomplish this goal, including:

Same-Branch Sales Growth

We seek to generate year-over-year growth in existing markets by obtaining new customers and by cross-selling multiple services to existing customers, including customers newly acquired through our acquisition of FCC Environmental. Our sales and marketing strategy includes providing significant incentives to our field sales and service personnel to find and secure new business. These incentives include commission compensation for individuals and managers as well as prize awards and contests at the individual and team level. Our company culture is designed to consistently emphasize the importance of sales and service excellence and to build and maintain enthusiasm that supports continued sales success. Additionally, we intend to drive profitability by leveraging fixed costs against incremental sales growth at our existing branches. Consolidation of legacy Heritage-Crystal Clean and legacy FCC Environmental branches should allow us to further leverage the fixed costs of our combined branch operations. In addition, implementing our integrated sales and service approach with legacy FCC Environmental service representatives will increase the number of personnel involved in sales.

Expanded Service Offerings

Of our 77 branches prior to the Acquisition, 76 currently offer parts cleaning and containerized waste management services, 73 offer used oil collection services, and 39 offer vacuum truck services. As our business grows and we achieve sufficient market penetration, we believe that we have the opportunity to expand our vacuum truck services to each branch location. We also have other new business programs in various stages of development which have the potential to be offered through our branch locations in the future.

Geographic Expansion

We currently operate from 77 legacy HCC branch locations that offer all or portions of our service menu to customers in 43 states and the District of Columbia and parts of Ontario, Canada. We have historically been able to install new branches at a relatively low cost, although installation of branches in the Western U.S. is relatively more costly. Within the contiguous United States and Canada, we believe that there are opportunities to open more branches and provide convenient local service to additional markets. In the future, we believe that there will be opportunities to offer our services in international markets as well.

FCC Environmental Acquisition Integration

Through our recent acquisition of FCC Environmental, we have been able to greatly accelerate a number of our growth strategies. Prior to the Acquisition, our footprint included 77 branches, while FCC Environmental had

34 facilities. The FCC Environmental customer base will provide additional sales penetration opportunities in existing markets from Texas through the southeastern U.S. and northward up the East coast of the United States. The geographic overlap of the legacy Heritage-Crystal Clean and FCC Environmental service territories provides the Company with the opportunity to consolidate branches and increase route density in all of our existing businesses. We expect that facility consolidation and route density improvements resulting from the Acquisition will enable us to better leverage the fixed costs of the business.

Selectively Pursue Acquisition Opportunities

Our management team has significant experience in identifying and integrating acquisition targets. For over a decade, we have acquired and integrated the assets of several small competitors. Given the number of small competitors in our business, there are generally multiple acquisition opportunities available to us at any given time. In fiscal 2013, we made various strategic acquisitions to help grow our aqueous and used oil collection lines of business and to enter the antifreeze recycling business. As described in more detail below under “FCC Environmental Acquisition,” in October 2014, we acquired FCC Environmental, a significant collector of used oil and provider of environmental services in the United States, for total consideration of $90.0 million. Our growth plan is not dependent on acquisitions, but we will continue to pursue acquisitions that leverage our established infrastructure.

FCC Environmental Acquisition

On October 16, 2014, we acquired the outstanding stock of FCC Environmental LLC, a Delaware limited liability company, and International Petroleum Corp. of Delaware, a Delaware corporation (together, “FCC Environmental”), from Dédalo Patrimonial S.L.U. for $90.0 million in cash, subject to customary post-closing adjustments. Upon completion of the Acquisition, the name of FCC Environmental LLC was changed to HCC Corporation, LLC. The transaction is our largest acquisition to date. The Acquisition was financed with available cash and $74.1 million of borrowings under our Credit Agreement, which was amended in connection with the Acquisition, as discussed below.

FCC Environmental’s audited carve-out combined financial statements for the years 2011, 2012 and 2013 and its unaudited carve-out combined financial statements as of and for the six months ended June 30, 2014 and June 30, 2013 are included on our Current Report on Form 8-K/A, filed with the SEC on December 2, 2014 and are incorporated by reference herein; see “Incorporation of Certain Documents by Reference” below.

In 2013, FCC Environmental was the second largest collector of used oil by volume in the United States. It also offered oily water disposal and treatment, parts cleaning, vacuum services, antifreeze recycling, oil filter recycling and on-site cleaning and waste management services to approximately 30,000 commercial and industrial customers. FCC Environmental services customers through 34 facilities in 21 states located from Texas through the Southeastern U.S. and up the East coast. In calendar year 2013, FCC Environmental had revenue of $162 million and collected or purchased approximately 54 million gallons of used oil from oil-change businesses, automotive dealerships, heavy equipment and other vehicle maintenance operations, manufacturers, other industrial businesses and third party used oil collectors.

On October 16, 2014, in connection with the Acquisition, we entered into a First and Second Amendment (collectively, the “Amendments”) to our Amended and Restated Credit Agreement with Bank of America, N.A. dated February 5, 2013 (the “Credit Agreement”). The Amendments provide for borrowings of up to $140.0 million, of which $80.0 million is available in the form of Term A loans. The actual amount available under the revolving loan portion of the Credit Agreement is limited by the Company’s total leverage ratio. As of October 16, 2014, the Company had $12.0 million outstanding under the revolving loan portion and

$80.0 million pursuant to a Term A Loan. The Term A loans will mature on February 5, 2018. The remaining portion of the available borrowings is available in the form of a Revolving Loan. Amounts borrowed under the Credit Agreement are secured by a security interest in substantially all of the Company’s tangible and intangible assets. As of October 16, 2014, the effective interest rate on the Term A loans was 3.15%, and the effective rate on the revolving loan was 5.25%. Additional information regarding the Credit Agreement and the Amendments can be found in our Current Report on Form 8-K filed with the SEC on October 16, 2014; see “Incorporation of Certain Documents by Reference” below.

Strategic Benefits of FCC Environmental Acquisition

The FCC Environmental Acquisition has provided us with a number of strategic benefits, which we expect to accelerate our current growth profile, enhance our profitability and provide significant synergies:

•	The primary focus of FCC Environmental’s business has historically been to support used oil collection and disposition operations. With 54 million gallons per year of used oil collected from customers and purchased from other oil collection service providers, FCC Environmental was the second largest collector of used oil by volume in the U.S. Because of the significant overlap with many of our markets, we anticipate being able to consolidate facilities and increase the route density and efficiency of our collection network to improve financial performance and productivity. We expect to optimize the collection of feedstock for our re-refinery and continue to sell into FCC Environmental’s traditional oil customer base of industrial burners and used oil processors (e.g. Vacuum Gas Oil (“VGO”) producers or used oil re-refiners). We intend to focus on improving the density of our used oil collection routes and increasing the average volume of used oil collected per truck.

•	We estimate that a combination of facility consolidations, headcount reductions, transportation savings and other efficiencies will generate approximately $20 million in annual cost synergies, approximately $14 million of which we expect to realize within the first year of our ownership, not including approximately $6 million of one-time costs to achieve these synergies.

•	Given similar customer profiles, we believe there is a meaningful opportunity to cross-sell the Company’s legacy Environmental Services segment offerings, such as parts cleaning, to the legacy FCC Environmental customer base. While FCC Environmental did offer similar services prior to the acquisition, the penetration rate of these services was much lower than ours. We estimate that FCC Environmental has approximately 7,000 installed parts cleaning machines at customer locations, which generate lower service revenue than typically realized at HCC standard rates. We believe that we can increase the service revenue generated from these sites and increase sales of our Environmental Services segment offerings.

•	In addition to the parts cleaning opportunity, prior to the Acquisition, FCC Environmental did not have a cohesive containerized waste management program, which is our second largest business line within our Environmental Services segment. Many of FCC Environmental’s core customers have a need for these services and would benefit from the consolidation of service providers.

•	FCC Environmental brings us an attractive Field Services offering which we did not previously offer. Using a team of specialized employees, FCC Environmental is able to offer one-time complex project services, such as tank cleaning and bulk hazardous material movement, either on a fully contracted or outsourced basis. Many of HCC’s legacy customers have a need for similar services and are utilizing other service providers. As a result, we believe there is a meaningful opportunity to increase sales from existing HCC customers through our new Field Services offering.

•

FCC Environmental’s bulk transport and processing facilities, both for used oil and oily water, significantly expand our options for disposal of collected volumes and allow us to further optimize our operations to maximize profitability. As an example, FCC Environmental has barge transport capabilities in the ports of New Orleans, Louisiana; Houston, Texas; and Bayonne, New Jersey, which provide us with the ability to sell recycled fuel oil, or RFO, to large consumers of liquid fuel. In addition, FCC Environmental has significant excess processing and treatment capacity at certain plants, with the ability to handle additional volume of oily water, vacuum waste, antifreeze and other products we collect.

FCC Environmental Business Overview

FCC Environmental provides used oil collection and recycling as well as additional environmental services to its customers. Its used oil collection and recycling business accounted for approximately 66% of its 2013 revenue. After it collects used oil, FCC processes most of its collected used oil by dewatering via thermal treatment and mechanical filtration. The processed used oil is sold as recycled fuel oil to industrial burners, or as feedstock for re-refiners and other used oil processors.

In addition to the collection and recycling of used oil, FCC Environmental has leveraged its core competencies and service network to provide the following additional services:

•	Collection and transportation of oily water and liquid vacuum services waste from customer sites to its processing facilities. The used oil present in the waste stream is separated from the water and the waste water is then treated and eventually discharged according to the standards in the applicable discharge permits. The residual oil is processed and sold. In 2013, FCC Environmental processed approximately 55 million gallons of oily water and vacuum waste per year, and it has the capacity to process approximately 90 million gallons of oily water and vacuum waste per year.

•	Providing parts cleaner equipment and mineral spirits as part of a turn-key parts cleaning service.

•	Collection and recycling of spent antifreeze, which FCC Environmental remanufactured and sold as either antifreeze products under the SureTemp brand name or as ethylene glycol.

•	Collection and recycling of used oil filters.

•	On-site or field services providing labor and equipment for various environmental projects that require equipment cleaning and the removal and proper management of fluid waste. Typical projects included the cleaning of above ground storage tanks, sumps, separators, ship-to-shore fluid transfers and other environmental remediation services. FCC Environmental typically serves as contractor and engages contract labor or outsourced labor to provide its field services.

The financial data of FCC Environmental and the pro forma financial statements included and incorporated by reference in this prospectus supplement have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm has not audited or reviewed this financial data and does not express an opinion or any other form of assurance with respect thereto. The financial information is not necessarily indicative of any future period and should be read together with “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Summary Carve-Out Combined Financial and Operating Data—FCC Environmental” and FCC Environmental’s carve-out combined financial statements and related notes, which are incorporated herein by reference.

Recent Developments

Overall, based on commodity prices as of November 24, 2014, we anticipate that revenue for the fourth quarter of 2014 is likely to be in the range of $115 million to $125 million, and that negative EBITDA for the fourth quarter of 2014 is likely to be in the range of $(5.7) million to $(3.7) million. Excluding the impact of

(a) the unplanned re-refinery shutdown, (b) the decline in the value of our inventory due to changing market prices, (c) the costs related to the FCC Environmental acquisition and integration, and (d) non-cash compensation expense, the Company anticipates that adjusted EBITDA for the fourth quarter of 2014 would be in the range of $3.8 million to $5.8 million. Assuming a stable crude pricing environment and normal operation of our re-refinery, we would expect revenue for the fiscal year 2015 to be in the range of $405 million to $445 million with EBITDA in the range of $35 million to $45 million. Excluding the impacts of (a) the costs related to the FCC Environmental integration and (b) non-cash compensation expense, the Company anticipates adjusted EBITDA for the fiscal year 2015 will be in the range of $42 million to $53 million.

This preliminary financial information for the fourth quarter ending January 3, 2015 and for the fiscal year ending January 2, 2016 is based upon our estimates and subject to completion of our financial closing procedures. Moreover, the data has been prepared solely on the basis of available information and has been formulated based on the market index price of Brent crude oil and the market prices of lubricating base oil and crude oil as of November 24, 2014, and any subsequent decline in the market index prices could adversely affect our actual operating results. The data has been prepared by, and is the responsibility of, management. Our independent registered public accounting firm, Grant Thornton LLP, has not audited or reviewed, and does not express an opinion with respect to, this data. This preliminary financial information is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments, completion of the audit of our financial statements, and other developments that may arise between now and the time the audit of our financial statements is completed. Our actual results for the fourth quarter ending January 3, 2015 and fiscal year ending January 2, 2016 will not be available for some time. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. We do not undertake any obligation to update this preliminary financial information. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors—Risks Relating to Our Business—Our operating margins and profitability may be negatively impacted by the volatility and recent declines in crude oil, solvent, fuel, energy, and commodity prices” included elsewhere in this prospectus supplement.

Unplanned Re-Refinery Plant Shutdown

During October 2014, our Indianapolis used oil re-refinery experienced an unplanned shutdown resulting in the curtailment of the operation of our hydrotreater for approximately two weeks with a corresponding reduction in our production of lube base oil and other re-refinery products. As a result, we expect our revenue for the Oil Business segment in the fourth quarter of 2014 will be approximately $4.4 million less than it would have been if the re-refinery had operated at full capacity. The shutdown of the re-refinery led to losses related to the interruption of our base lube oil production and sales as well as losses for repairs at the facility. We carry insurance intended to cover these exposures, subject to certain limits and deductibles. It is our current expectation that the net costs to the Company of this event will be approximately $2.2 million pre-tax. We anticipate that a majority of the costs incurred related to the unplanned shutdown will be recoverable from insurance, although we can provide no assurance that we will be successful in obtaining such recovery.

Inventory Charge Related to Lower Crude Oil Prices

During the fourth quarter of 2014, the price of crude oil and related commodities has fallen sharply. At the start of our fourth fiscal quarter (September 7, 2014), the market price of Brent crude oil was approximately $102 per barrel, and by November 24, 2014, the market price of Brent crude oil was approximately $80 per barrel, a decline of $22 per barrel (or $0.52/gallon). This decline in the value of crude oil has in turn led to declines in the prices of base lube oil and other oil products. We were already engaged in a program to reduce the price paid to generators for used oil, and during the fourth quarter we have aggressively increased this effort. As of November 24, 2014, we had reduced the average price we pay for used oil to both the historic HCC generators and the historic FCC Environmental generators by approximately $0.35 per gallon compared to the start of the quarter. For the historic HCC generators, as of November 24, 2014, we had reduced the average price we pay for used oil by over $0.40 per gallon compared to the start of fiscal 2014. In addition, we have already implemented changes that we expect will further reduce these prices by the end of the fourth quarter, although we can provide no assurance that such changes will successfully reduce used oil prices in a timely manner, or at all.

The decline in value of crude oil, liquid hydrocarbon fuels, and used oil will have an impact on our inventory, which is valued at the lower of cost or market. The terms of our acquisition of FCC Environmental include a post-closing purchase price adjustment to revalue the acquired inventory based on the average market price for the twenty business days following the closing, and we believe that we are entitled to seek a credit back on the purchase price, which should offset a portion of the decline in value for the acquired FCC Environmental inventory, although we can provide no assurance that we will be reimbursed as contemplated. The historic HCC inventory is not hedged, and we anticipate that if the prices of crude oil, lubricating base oil, and related commodities were to remain at November 24, 2014 levels through the end of our fourth quarter of fiscal 2014, our historic HCC inventory value would be reduced by approximately $3.6 million in the quarter, with a corresponding charge against pre-tax income. If the market index price of Brent crude oil continues to decline and remains below November 24, 2014 levels, we expect to take an additional inventory write-down charge of approximately $0.8 million for each $4.20 per barrel decline in the market index price from the November 24, 2014 value of $102 per barrel. By December 5, 2014, the market price of Brent crude oil was $70 per barrel. If the market index price of Brent crude oil continues to decline and remains below November 24, 2014 levels, we intend to manage the spread between our procurement costs and the selling price of our oil products so as to minimize any additional negative impact on our EBITDA, although we can provide no assurance that our efforts will be successful in this regard. In addition, our other preliminary financial information for the fourth quarter of fiscal 2014 and projected financial information for fiscal 2015 included herein may be materially adversely affected by any further decline in the market prices of Brent crude oil and other commodities. See “Risk Factors—Risks Relating to Our Business—Our operating margins and profitability may be negatively impacted by the volatility and recent declines in crude oil, solvent, fuel, energy, and commodity prices” included elsewhere in this prospectus supplement.

FCC Environmental Acquisition and Integration-Related Charge in Fiscal Q4 2014

We incurred significant accounting, legal, and other advisory expenses to complete the FCC Environmental Acquisition and continue to incur additional costs to integrate the two legacy businesses. During the fourth quarter of fiscal 2014, we anticipate that we will record expenses of $3.1 million related to the Acquisition and integration of FCC Environmental.

Reconciliation of Preliminary Net Income Guidance Determined in Accordance with U.S. GAAP to Preliminary Earnings Before Interest, Taxes, Depreciation & Amortization (EBITDA) Guidance

(In Thousands)
(Unaudited)
	Fourth Quarter of Fiscal 2014		Fiscal 2015
Net (loss) income	($4.9 - 7.4 million	)	$5.7 - 7.3 million
Interest expense—net	$0.6 - 0.9 million		$2.3 - 2.9 million
(Benefit of) Provision for income taxes	($3.4 - 5.2 million	)	$3.8 - 4.8 million
Depreciation and amortization	$4.0 - 6.0 million		$23.2 - 30.0 million

EBITDA(*)	($3.7 - 5.7 million	)	$35.0 - 45.0 million
Write down of oil inventory	$3.6 million		$—
Acquisition and integration costs of FCC Environmental	$3.1 million		$5.0 - 6.0 million
Additional costs due to unplanned shut down of re-refinery	$2.2 million		—
Non-cash compensation	$0.6 million		$2.0 million

Adjusted EBITDA(*)	$3.8 - 5.8 million		$42.0 - 53.0 million

*	EBITDA represents net income before provision for income taxes, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors, our lenders and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under U.S. GAAP and should not be considered as a substitute for net income prepared in accordance with U.S. GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

•	We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA only as a supplement.

Corporate Information

Heritage-Crystal Clean, Inc. was incorporated under the laws of the State of Delaware on June 13, 2007. Our corporate and executive offices are located at 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123, and our telephone number at that address is (847) 836-5670. Our website is located at www.crystal-clean.com. The information contained in our website is not a part of and shall not be deemed incorporated by reference in this prospectus.

The Offering

Common stock offered by us:	3,100,000 Shares

Common stock outstanding after the offering:	21,601,374 Shares

NASDAQ Global Select Market symbol:	“HCCI”

Use of proceeds:	We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $28.9 million (or approximately $33.3 million if the underwriters exercise their over-allotment option in full), based on the public offering price of $10.00 per share, after deducting the underwriting discount and commissions and estimated offering expenses. We intend to use $11.0 million of the net proceeds from the offering to pay down borrowings made in connection with our acquisition of FCC Environmental and $8.0 million to complete the expansion of our used oil re-refinery, with the remaining net proceeds to be used for general corporate purposes, including the potential additional repayment of debt. See “Use of Proceeds.”

Risk factors:	See “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.

The share information above is based on 18,501,374 shares of common stock outstanding as of November 30, 2014 and excludes:

•	534,428 shares of our common stock issuable upon exercise of options outstanding under our 2008 Omnibus Stock Incentive Plan as of November 30, 2014 at a weighted average exercise price of $10.97;

•	172,996 shares of unvested restricted stock as of November 30, 2014 granted to our directors and management under our 2008 Omnibus Stock Incentive Plan; and

•	649,387 and 12,125 shares of common stock reserved for future issuance under our 2008 Omnibus Stock Incentive Plan and our Employee Stock Purchase Plan of 2008, respectively, and 125,000 additional shares of common stock proposed to be made available under our Employee Stock Purchase Plan of 2008.

Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option to purchase up to 465,000 additional shares of our common stock.

In addition, The Heritage Group, our largest stockholder (“Heritage”), and certain related trusts of Fred Fehsenfeld, Jr., the Chairman of our Board and an affiliate of Heritage, have agreed to purchase 310,000 shares in the aggregate in this offering pursuant to certain participation rights granted to Heritage by us in connection with our initial public offering. Heritage, Fred Fehsenfeld, Jr. and the related trusts of Fred Fehsenfeld, Jr. will not be offered any additional shares in the event the underwriters exercise their over-allotment option.

Summary Consolidated Financial and Operating Data—Heritage-Crystal Clean

The following table shows our summary consolidated income statement and other financial and operating data for fiscal years 2011, 2012, and 2013 and for the first three quarters of fiscal years 2013 and 2014 and our summary consolidated balance sheet data as of December 28, 2013 and as of September 6, 2014. Our fiscal year ends on the Saturday closest to December 31. “Fiscal 2014” represents the 53-week period ending January 3, 2015. “Fiscal 2013” represents the 52-week period ended December 28, 2013. “Fiscal 2012” represents the 52-week period ended December 29, 2012. “Fiscal 2011” represents the 52-week period ended December 31, 2011. The summary consolidated income statement and other financial data for fiscal years 2011, 2012 and 2013 are derived from our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles, which are incorporated herein by reference. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with our Annual Report on Form 10-K for the year ended December 28, 2013, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited consolidated financial statements and related notes appearing in such report, which are incorporated herein by reference.

	Fiscal Year			First Three Quarters Ended
	2011	2012	2013	September 7, 2013	September 6, 2014
				(Unaudited)
	(Dollars in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenue	$152,858	$252,491	$283,136	$191,160	$221,962
Operating Expenses
Operating Costs	124,000	213,568	234,638	160,185	183,478
Selling, general, and administrative expenses	20,715	26,194	30,274	20,691	25,332
Depreciation and amortization	5,657	8,141	9,524	6,246	7,911
Other expense—net	(10)	6	210	231	357
Operating income	2,496	4,582	8,490	3,807	4,884
Interest expense	37	585	417	310	110
Income before income taxes	2,459	3,997	8,073	3,497	4,774
Provision for income taxes	985	1,743	3,428	1,526	2,011

Net income	$1,474	$2,254	$4,645	$1,971	$2,763
Net income per share: basic	$0.10	$0.13	$0.25	$0.10	$0.15
Net income per share: diluted	$0.10	$0.13	$0.24	$0.10	$0.14
Weighted average shares outstanding (in thousands):
Basic	14,313	16,921	18,224	18,174	18,423
Diluted	14,710	17,363	18,552	18,494	18,762
OTHER FINANCIAL AND OPERATING DATA (unaudited):
EBITDA(1)	$8,153	$12,723	$18,014	$10,053	$12,795
Average revenue per working day—Environmental Services	470	550	615	635	720
Number of branches at end of the period	67	71	74	74	77

	As of December 28, 2013	As of September 6, 2014
		(Unaudited)
	(In thousands)
BALANCE SHEET DATA:
Cash and cash equivalents	$22,632	$15,890
Total assets	$215,958	$225,806
Total debt	$20,958	$19,317
Total equity	$159,304	$163,213

(1)	EBITDA represents net income before provision for income taxes, interest income, interest expense, depreciation and amortization. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors, our lenders and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measure of performance under U.S. GAAP and should not be considered as a substitute for net income prepared in accordance with U.S. GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect tax expense or the cash requirements necessary to pay for tax obligations; and

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA only as a supplement.

The following table contains a reconciliation of our net income determined in accordance with GAAP to EBITDA:

	Fiscal year			First Three Quarters Ended
	2011	2012	2013	September 7, 2013	September 6, 2014
Net income	$1,474	$2,254	$4,645	$1,971	$2,763
Interest expense	37	585	417	310	110
Provision for income taxes	985	1,743	3,428	1,526	2,011
Depreciation and amortization	5,657	8,141	9,524	6,246	7,911
EBITDA	$8,153	$12,723	$18,014	$10,053	$12,795

Summary Carve-Out Combined Financial and Operating Data—FCC Environmental

The following table shows the summary carve-out combined financial data for and as of the end of each of the years in the three year period ended December 31, 2013 derived from FCC Environmental’s audited carve-out combined financial statements, and summary unaudited carve-out combined financial data for and as of the end of the six months ended September 30, 2014 and 2013 derived from FCC Environmental’s unaudited carve-out combined financial statements, which are incorporated herein by reference. The financial data is not indicative of FCC Environmental’s results of operations or financial condition for any future period or as of any future date. The data should be read in conjunction with FCC Environmental’s financial statements, incorporated herein by reference.

FCC Environmental prepared its carve-out combined financial statements for the three year period ended December 31, 2013 in conformity with International Financial Reporting Standards, as adopted by the European Union (“IFRS EU”). Those financial statements, for purposes of the Acquisition, include a reconciliation from IFRS EU to US GAAP. Because of the differences between IFRS EU and US GAAP, FCC Environmental’s historical financial results, when reconciled to US GAAP, may show a material difference for the periods presented as compared to IFRS EU.

We anticipate that we will effect certain changes to FCC Environmental’s business following the Acquisition. As a result, the historical results of operations and financial condition of FCC Environmental as reflected in this prospectus supplement or incorporated herein by reference to the Company’s Form 8-K/A filed with the SEC on December 2, 2014 (“Form 8-K/A”), are not necessarily indicative of its future operating results or financial condition.

The table below does not reflect the reclassifications made to FCC Environmental’s historical financial statements to align the presentation of those financials with the Company’s financial statement presentation which are presented under “Unaudited Pro Forma Consolidated Financial Statements” included in this prospectus supplement.

The information presented in the following table should be read in conjunction with the audited carve-out combined financial statements of FCC Environmental LLC (Consolidated) and International Petroleum Corp. of Delaware as of and for the years ended December 31, 2011, December 31, 2012, and December 31, 2013, included on Form 8-K/A as Exhibit 99.1, and the unaudited carve-out combined financial statements of FCC Environmental LLC (Consolidated) and International Petroleum Corp. of Delaware as of and for the six months ended June 30, 2014 and June 30, 2013, included in on Form 8-K/A as Exhibit 99.2, which are incorporated herein by reference.

	Fiscal Year			Six Months Ended,
	2011	2012	2013	June 30, 2013	June 30, 2014
				(Unaudited)
			(In thousands)
STATEMENT OF OPERATIONS DATA(1):
Total revenues	$179,027	$174,307	$162,481	$83,873	$70,262
Impairment charge	—	(66)	42,273	(194)	(5)
Depreciation and amortization	8,967	10,934	9,757	4,961	4,658
All other operating costs	165,631	169,762	162,915	84,188	71,326
Operating income (loss)	4,429	(6,323)	(52,464)	(5,082)	(5,717)
Net income (loss)	$2,843	($2,164)	($32,869)	($3,247)	($3,672)

BALANCE SHEET DATA (end of period)(1):
Total assets	$210,255	$224,497	$178,426		$177,574
Current liabilities	$13,586	$25,110	$25,750		$30,454
Non-current liabilities	$11,613	$17,817	$6,789		$5,762

(1)	Financial information disclosed was prepared under IFRS EU. For a reconciliation from IFRS EU to US GAAP, please see Note 3 to our Unaudited Pro Forma Consolidated Financial Statements included in this prospectus supplement beginning on page S-25. Does not reflect any pro forma adjustments or adjustments to conform to the Company’s financial statement presentation format.

Unaudited Pro Forma Consolidated Financial Statements

On October 16, 2014, Heritage-Crystal Clean, Inc. (“Heritage-Crystal Clean”) purchased the outstanding stock of FCC Environmental LLC, a Delaware limited liability company and International Petroleum Corp. of Delaware, a Delaware corporation (together, “FCC Environmental”), pursuant to a Stock Purchase Agreement entered into with Dédalo Patrimonial S.L.U., a sociedad limitada unipersonal formed under the laws of Spain (the “Acquisition”). FCC Environmental is an environmental services provider and collector of used oil in the United States operating 34 facilities in the Eastern half of the United States. The purchase price for FCC Environmental, now named HCC Corporation, LLC, was $90 million subject to certain adjustments, including, without limitation, a working capital adjustment and indemnification rights and obligations.

In order to finance the Acquisition, on October 16, 2014, Heritage-Crystal Clean entered into a First and Second Amendment (collectively the “Amendments”) to its Amended and Restated Credit Agreement with Bank of America, N.A. dated February 5, 2013 (the “Credit Agreement”), and borrowed an additional $62.1 million in the form of a Term A loan and $12.0 million in the form of a revolving loan. Upon completion of the Acquisition, Heritage-Crystal Clean had $80.0 million outstanding under its Term A loan as of October 16, 2014.

The following unaudited pro forma consolidated financial information for Heritage-Crystal Clean and FCC Environmental (together, the “Company”) as a combined company gives effect to (i) the Amendments, (ii) the acquisition method of accounting for the Acquisition, and (iii) payment of related fees and expenses. The unaudited pro forma consolidated balance sheet as of June 14, 2014 is presented as if the Acquisition had been completed on June 14, 2014. The unaudited pro forma consolidated statements of operations for the fiscal year ended December 28, 2013 and for the first half ended June 14, 2014 are presented as if the Acquisition had been completed on December 30, 2012, the first day of the Company’s fiscal 2013 year.

The following unaudited pro forma consolidated financial information is based on the historical financial statements of Heritage-Crystal Clean and FCC Environmental that are set forth below. Heritage-Crystal Clean’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The FCC Environmental historical financial information was prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS-EU”). Adjustments have been applied to the FCC Environmental historical financial information in order to present the historical financial information under U.S. GAAP.

Heritage-Crystal Clean’s fiscal year ends on the Saturday closest to December 31, while FCC Environmental has utilized a calendar year. The unaudited pro forma balance sheet combines Heritage-Crystal Clean’s historical consolidated balance sheet as of June 14, 2014 with FCC Environmental’s historical combined balance sheet as of June 30, 2014. The unaudited pro forma consolidated statement of operations for the first half ended June 14, 2014 combines Heritage-Crystal Clean’s historical consolidated statement of income for the first half ended June 14, 2014 with FCC Environmental’s historical carve-out combined statement of operations for the six months ended June 30, 2014. The unaudited pro forma consolidated statement of operations for the fiscal year ended December 28, 2013 combines Heritage-Crystal Clean’s historical consolidated statement of income for the fiscal year ended December 28, 2013 with FCC Environmental’s historical combined statement of operations for the year ended December 31, 2013.

Additionally, certain items have been reclassified from FCC Environmental’s historical financial statements to align the presentation of those financials with Heritage-Crystal Clean’s financial statement presentation. These reclassifications were determined based upon the information currently available to Heritage-Crystal Clean, and additional reclassifications may be necessary once the acquisition accounting is completed and additional information is available.

This unaudited pro forma combined financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations or financial position actually would have been had the Acquisition and the related transactions in fact occurred on the dates specified, nor does the information purport to project the Company’s results of operations or financial position for any future period or at any future date. The information does not reflect cost savings, operating synergies, or revenue enhancements expected to result from the acquisition of FCC Environmental or the costs to achieve any such cost savings, operating synergies, or revenue enhancements. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to revision upon finalization of the purchase accounting for the Acquisition.

Once Heritage-Crystal Clean has completed the valuation studies necessary to finalize the required purchase price allocations in connection with the Acquisition, the unaudited pro forma combined financial information will be subject to adjustment. Such adjustments will likely result in changes to the unaudited pro forma combined balance sheet and the unaudited pro forma combined statements of operations to reflect, among other things, the final allocation of the purchase price. There can be no assurance that such changes will not be material.

The unaudited pro forma combined financial information does not reflect any adjustments for synergies that Heritage-Crystal Clean expects to realize in connection with acquiring FCC Environmental. No assurances can be made as to the amount of net cost savings, if any, that may be realized.

The following unaudited pro forma consolidated financial information and the accompanying notes should be read together with (1) Heritage-Crystal Clean’s audited consolidated financial statements and accompanying notes as of and for the fiscal year ended December 28, 2013 and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Heritage-Crystal Clean’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013, which was filed with the SEC on March 3, 2014 and which is incorporated herein by reference to this prospectus supplement, (2) Heritage-Crystal Clean’s unaudited consolidated financial statements and accompanying notes as of and for the first half ended June 14, 2014 and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Heritage-Crystal Clean’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 14, 2014, which was filed with the SEC on July 24, 2014, (3) the audited carve-out combined financial statements of FCC Environmental LLC (Consolidated) and International Petroleum Corp. of Delaware as of and for the years ended December 31, 2013, December 31, 2012, and December 31, 2011, included on Form 8-K filed with the SEC on December 2, 2014 as Exhibit 99.1, and (4) the unaudited carve-out combined financial statements of FCC Environmental LLC (Consolidated) and International Petroleum Corp. of Delaware as of and for the six months ended June 30, 2014 and June 30, 2013, included in Heritage-Crystal Clean’s Form 8-K/A filed with the SEC on December 2, 2014 as Exhibit 99.2 and which is incorporated herein by reference to this prospectus supplement.

Heritage-Crystal Clean, Inc.

Unaudited Pro Forma Consolidated Balance Sheet

As of June 14, 2014

(In Thousands, Except Share and Par Value Amounts)

	Heritage- Crystal Clean, Inc.	FCC Environmental Historical Financial Statements	Presentation Reclassifications (Note 1)		U.S. GAAP Adjustments (Note 3)	Pro Forma Adjustments (Note 4)		Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$18,029	$576	$—		$—	$(16,566)	4.a	$2,039
Accounts receivable—net	35,921	19,207	—		104	—		55,232
Other receivables	—	1,855	(1,855)	1.a	—	—		—
Inventory—net	29,940	9,145	—		(104)	2,819	4.b	41,800
Deferred income taxes	1,004	—	—		—	265	4.h	1,269
Income tax receivables—current	—	1,087	—		—	—		1,087
Other current financial assets	—	5,602	(5,602)	1.a	—	—		—
Other current assets	3,980	2,148	7,343	1.a	—	559	4.c	14,030

Total Current Assets	88,874	39,620	(114)		—	(12,923)		115,457
Property, plant, and equipment—net	87,829	38,641	(179)	1.b	—	9,584	4.d	135,875
Equipment at customers—net	20,534	—	179	1.b	—	—		20,713
Software and intangible assets—net	15,566	31,869	—		(24,656)	915	4.e	23,694
Goodwill	9,787	35,567	—		(11,108)	(17,226)	4.f	17,020
Deferred income taxes	—	31,877	(2,741)	1.d	13,868	(43,004)	4.h	—
Other non-current assets	—	—	—		—	1,304	4.c	1,304

Total Assets	$222,590	$177,574	$(2,855)		$(21,896)	$(61,350)		$314,063

	Heritage- Crystal Clean, Inc.	FCC Environmental Historical Financial Statements	Presentation Reclassifications (Note 1)		U.S. GAAP Adjustments (Note 3)	Pro Forma Adjustments (Note 4)		Pro Forma
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$25,538	$5,997	$2,346	1.c	$—	$—		$33,881
Current maturities of long-term debt and term loan	2,410	2,059	—		—	3,106	4.g	7,575
Accrued salaries, wages, and benefits	3,018	—	2,474	1.c	—	—		5,492
Other payables	—	7,038	(7,038)	1.c	—	—		—
Other accrued expenses	2,776	—	—		—	2,322	4.i	5,098
Taxes payable	1,790	—	2,104	1.c	—	—		3,894
Other current liabilities	—	15,360	—		—	(12,924)	4.j	2,436
Deferred income taxes	—	—	860	1.d	—	(860)	4.h	—

Total Current Liabilities	35,532	30,454	746		—	(8,356)		58,376
Term loan, less current maturities	17,125	—	—		—	59,019	4.g	76,144
Long-term revolving debt	—	—	—		—	12,000	4.g	12,000
Long-term debt, less current maturities	448	—	—		—	—		448
Deferred income taxes	9,205	3,601	(3,601)	1.d	—	(3,095)	4.h	6,110
Other long-term liabilities	—	2,161	—		—	—		2,161

Total Liabilities	$62,310	$36,216	$(2,855)		$—	$59,568		$155,239

STOCKHOLDERS’ EQUITY:
Common stock—26,000,000 shares authorized at $0.01 par value, 18,440,828 shares issued and outstanding at June 14, 2014	$184	$—	$—		$—	$—		$184
Additional paid-in capital	146,829	—	—		—	—		146,829
Retained earnings (deficit)	12,413	141,358	—		(21,896)	(120,918)	4.i	10,957

Total Heritage-Crystal Clean, Inc. Stockholders’ Equity	159,426	141,358	—		(21,896)	(120,918)		157,970
Non-controlling interest	854	—	—		—	—		854

Total Equity	$160,280	$141,358	$—		$(21,896)	$(120,918)		$158,824

Total Liabilities and Stockholders’ Equity	$222,590	$177,574	$(2,855)		$(21,896)	$(61,350)		$314,063

See accompanying notes to unaudited pro forma consolidated financial statements.

Heritage-Crystal Clean, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 28, 2013

(In Thousands, Except per Share Amounts)

	Heritage- Crystal Clean, Inc.	FCC Environmental Historical Financial Statements	Presentation Reclassifications (Note 1.e)	U.S. GAAP Adjustments (Note 3)	Pro Forma Adjustments (Note 4)		Pro Forma
Revenues
Product revenues	$132,409	$144,098	$—	$—	$—		$276,507
Service revenues	150,727	18,383	—	—	—		169,110

Total revenues	$283,136	$162,481	$—	$—	$—		$445,617
Operating expenses
Operating costs	$234,638	$—	$136,159	$—	$—		$370,797
Selling, general, and administrative expenses	30,274	—	26,818	—	—		57,092
Depreciation and amortization	9,524	9,757	—	(833)	(1,674)	4.l	16,774
Supplies	—	94,068	(94,068)	—	—		—
Staff costs	—	39,837	(39,837)	—	—		—
Other operating expenses	—	29,160	(29,160)	—	—		—
Impairment	—	42,273	239	38,049	—		80,561
Other expense—net	210	(150)	(90)	—	—		(30)

Operating income (loss)	8,490	(52,464)	(61)	(37,216)	1,674		(79,577)
Interest expense—net	417	518	(61)	—	3,147	4.m	4,021

Income (loss) before income taxes	8,073	(52,982)	—	(37,216)	(1,473)		(83,598)
Provision for (benefit of) income taxes	3,428	(20,113)	—	(14,412)	(545)	4.h	(31,642)

Net income (loss)	4,645	(32,869)	—	(22,804)	(928)		(51,956)
Income attributable to noncontrolling interest	100	(58)	—	—	—		42

Net income (loss) attributable to common stockholders	$4,545	$(32,811)	$—	$(22,804)	$(928)		$(51,998)

Net income (loss) per share: basic	$0.25						$(2.85)
Net income (loss) per share: diluted	$0.24						$(2.85)

Number of weighted average shares outstanding: basic	18,224						18,224
Number of weighted average shares outstanding: diluted	18,552						18,224

See accompanying notes to unaudited pro forma consolidated financial statements.

Heritage-Crystal Clean, Inc.

Unaudited Pro Forma Consolidated Statement of Operations

For the First Half Ended June 14, 2014

(In Thousands, Except per Share Amounts)

	Heritage- Crystal Clean, Inc.	FCC Environmental Historical Financial Statements	Presentation Reclassifications (Note 1.e)	U.S. GAAP Adjustments (Note 3)	Pro Forma Adjustments (Note 4)		Pro Forma
Revenues
Product revenues	$67,917	$49,541	$13,510	$—	$—		$130,968
Service revenues	76,129	20,721	(13,911)	—	—		82,939

Total revenues	$144,046	$70,262	$(401)	$—	$—		$213,907

Operating expenses
Operating costs	$120,890	$—	$59,866	$—	$—		$180,756
Selling, general, and administrative expenses	17,149	—	11,313	—	(1,538)	4.k	26,924
Depreciation and amortization	5,318	4,658	—	(1,452)	418	4.l	8,942
Supplies	—	39,155	(39,155)	—	—		—
Staff costs	—	17,960	(17,960)	—	—		—
Other operating expenses	—	15,479	(15,479)	—	—		—
Other gains (losses)—net	—	(1,042)	1,042	—	—		—
Impairment and results of sales of fixed assets	—	(5)	5	—	—		—
Other expense (income)—net	185	(226)	(33)	—	—		(74)

Operating income (loss)	504	(5,717)	—	1,452	1,120		(2,641)
Interest expense—net	86	81	—	—	1,573	4.m	1,740

Income (loss) before income taxes	418	(5,798)	—	1,452	(453)		(4,381)
Provision for (benefit of) income taxes	69	(2,126)	—	544	(168)	4.h	(1,681)

Net income (loss)	349	(3,672)	—	908	(285)		(2,700)
Income attributable to noncontrolling interest	79	—	—	—	—		79

Net income (loss) attributable to common stockholders	$270	$(3,672)	$—	$908	$(285)		$(2,779)

Net income (loss) per share: basic	$0.01						$(0.15)
Net income (loss) per share: diluted	$0.01						$(0.15)

Number of weighted average shares outstanding: basic	18,412						18,412
Number of weighted average shares outstanding: diluted	18,738						18,412

See accompanying notes to unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Pro Forma Presentation

The unaudited pro forma consolidated financial information presented is based on the historical audited and unaudited consolidated financial information of Heritage-Crystal Clean and the audited and unaudited carve-out combined financial information of FCC Environmental. The unaudited pro forma consolidated balance sheet as of June 14, 2014 assumes that the FCC Environmental acquisition was completed on that date. The unaudited pro forma consolidated statements of operations for the year ended December 28, 2013 and the first half ended June 14, 2014, assumes the FCC Environmental acquisition had been completed on December 30, 2012, the first day of Heritage-Crystal Clean’s fiscal 2013. Pro forma adjustments reflected in the unaudited pro forma consolidated balance sheet are based on items that are directly attributable to the FCC Environmental acquisition and related financing that are factually supportable. Pro forma adjustments reflected in the unaudited pro forma consolidated statements of operations are based on items that are directly attributable to the acquisition and related financing and are factually supportable and expected to have a continuing impact on the Company. The acquisition will be accounted for as a business combination. Accordingly, the assets acquired and liabilities assumed are recorded based on their estimated fair values. The unaudited pro forma consolidated statements of operations do not reflect the cost of any integration activities or benefits from the acquisition or synergies that may be derived from any integration activities, both of which may have a material effect on the Company’s consolidated statements of operations in periods following the completion of the FCC Environmental acquisition. The FCC Environmental historical financial information was prepared under IFRS-EU. Adjustments have been applied to the FCC Environmental historical financial information in order to present the historical financial information under U.S. GAAP.

In addition, certain amounts in the FCC Environmental historical financial information have been reclassified to conform to Heritage-Crystal Clean’s financial statement presentation. The material reclassification items are as follows:

a) $1.9 million of Other Receivables and $5.6 million of Other current financial assets into Other current assets, as Heritage-Crystal Clean does not use these balance sheet headings.

b) $0.2 million of Equipment at customers out of Property, plant, and equipment—net, as this is a separate disclosure item for Heritage-Crystal Clean.

c) $7.0 million of Other payables as follows, based on the detailed review of the account balances:

•	$2.5 million to Accrued salaries, wages, and benefits;

•	$2.1 million to Taxes payable; and

•	$2.3 million to Accounts payable

d) $3.6 million, $2.7 million, and $0.9 million of non-current deferred tax liabilities, non-current deferred tax assets, and current deferred tax assets, respectively, to accurately reflect U.S. GAAP presentation of deferred taxes.

e) The reclassification adjustments to the Statement of Operations for the fiscal year ended December 28, 2013 and the first half ended June 14, 2014 relate to the structure of the Statement of Operations for Heritage-Crystal Clean, which breaks out costs by function between Operating costs and Selling, general, and administrative expenses compared to the structure at FCC Environmental which breaks out costs based on nature, such as Supplies, Staff costs, and Other operating expenses. Other immaterial reclassifications have been made to the presentation of the Statement of Operations.

(2) FCC Environmental Acquisition Transaction Summary

On October 16, 2014, Heritage-Crystal Clean purchased FCC Environmental for $90.0 million and paid in cash a purchase price of $88.8 million, net of a working capital adjustment of $1.2 million.

Financing

Concurrently, and in connection with the purchase of FCC Environmental, Heritage-Crystal Clean entered into a First and Second Amendment (collectively the “Amendments”) to its Amended and Restated Credit Agreement. On October 16, 2014 Heritage-Crystal Clean borrowed an additional $62.1 million under the Credit Agreement in the form of a Term A loan with an interest rate of 3.15% and $12.0 million as a revolving loan with an interest rate of 5.25%. The facilities, together with cash on hand, funded the FCC Environmental acquisition, including the payment of related fees and expenses.

At this time, the Company has not completed a detailed valuation analysis to determine the fair values of FCC Environmental’s assets and liabilities. Accordingly, the unaudited pro forma consolidated financial information includes a preliminary fair value determination based on assumptions and estimates that, while considered reasonable under the circumstances, are subject to changes, which may be material. In addition, the Company has not yet performed the due diligence necessary to identify all of the adjustments required to conform FCC Environmental’s accounting policies and presentation to Heritage-Crystal Clean’s or to identify other items that could significantly impact the fair value determination or the assumptions and adjustments made in the preparation of this unaudited pro forma consolidated financial information. Upon completion of a detailed valuation analysis, there may be additional increases or decreases to the recorded book values of the acquired assets and liabilities, including but not limited to inventories, supplier relationships, and other intangible assets, and property, plant, and equipment that could give rise to future amounts of depreciation and amortization expense and changes in related deferred taxes that are not reflected in this unaudited pro forma consolidated information. Accordingly, once the necessary valuation analyses have been performed and the final fair value determination has been completed, actual results may differ materially from the information presented in this unaudited pro forma consolidated financial information. Additionally, the unaudited pro forma consolidated statements of operations do not reflect the cost of any integration activities or benefits from the FCC Environmental acquisition or synergies that may be derived from any integration activities, any of which may have a material effect on Heritage-Crystal Clean’s consolidated results of operations in periods following the completion of the Acquisition.

Below is a summary of the preliminary reconciliation of purchase consideration to the book value of net assets acquired and certain valuation adjustments related to the FCC Environmental acquisition (in thousands):

Total cash consideration	$88,828
Historical net book value of FCC Environmental	$119,462
Elimination of intercompany payable with former parent settled at closing	12,924
Preliminary valuation adjustment to inventory	2,819
Preliminary valuation adjustment to Property, plant, and equipment—net	9,584
Preliminary valuation adjustment to Software and intangible assets—net	915
Deferred and current tax impact of preliminary valuation adjustments	(39,650)
Residual adjustment to historical goodwill created by the business combination	(17,226)

Total acquisition cost	$88,828

Below is a summary of the initial purchase price allocation (in thousands):

Cash and cash equivalents	$576
Accounts receivable—net	19,311
Inventory—net	11,860
Income tax receivable—current	1,087
Other current assets	9,491
Property, plant, and equipment—net	48,046
Equipment at customers—net	179
Software and intangible assets—net	8,128
Accounts payable	(8,343)
Current maturities of long-term debt and term loan	(2,059)
Accrued salaries, wages, and benefits	(2,474)
Taxes payable	(2,104)
Other current liabilities	(2,436)
Other long-term liabilities	(2,161)
Deferred income taxes	2,494
Goodwill	7,233

Total acquisition cost	$88,828

The preliminary sources and uses of funds relating to the Acquisition are as follows (in thousands):

Sources of funds:
Term A loan	$62,125
Revolving loan	12,000

Total sources	$74,125

Uses of funds:
Cash payment to FCC Environmental stockholders	$88,828
Transaction costs(a)	3,860
Debt issuance costs	1,863

Total uses	$94,551

Net effect on cash on hand, excluding transaction costs	$16,566
Transaction costs incurred by Heritage-Crystal Clean in the first half of fiscal 2014	1,538
Estimated remaining transaction costs	2,322

Total net effect	$20,426

(a)	Transaction costs include transaction costs incurred by Heritage-Crystal Clean in the first half of fiscal 2014, as well as estimated remaining transaction costs incurred after June 14, 2014.

(3) Reconciliation to Accounting Principles Generally Accepted in the United States of America

The Carve-out Combined Financial Statements of FCC Environmental have been prepared in accordance with IFRS, which vary in certain respects from U.S. GAAP.

The application of U.S. GAAP would have affected net income for the years ended December 31, 2013, the six months ended June 30, 2014, and shareholders’ equity as of June 30, 2014 to the extent described below.

Reconciliation of net income from IFRS to U.S. GAAP

	Notes	For the Year Ended December 31, 2013
		(in thousands)
Net income as reported in the Carve-out combined financial statements under IFRS		$(32,869)
Goodwill impairment	(a)	(11,108)
Intangibles impairment	(b)
Impairment		(26,941)
Amortization		833
Deferred tax effect on U.S. GAAP adjustments		14,412

Net income reported under U.S. GAAP		$(55,673)

	Notes		For the six months ended June 30, 2014
			(in thousands)
Net income as reported in the Carve-out combined financial statements under IFRS			$(3,672)
Intangibles impairment	(b	)	1,452
Deferred tax effect on U.S. GAAP adjustments			(544)

Net income reported under U.S. GAAP			$(2,764)

Reconciliation of net equity IFRS to U.S. GAAP

	Notes		As of June 30, 2014
			(in thousands)
Net equity as reported in the Carve-out combined financial statements under IFRS			$141,358
Goodwill impairment	(a	)	(11,108)
Intangibles impairment
Impairment	(b	)	(26,941)
Amortization			2,285
Deferred tax effect on U.S. GAAP adjustments			13,868

			$119,462

Note: All equity is reported as Retained Earnings

(a) Goodwill Impairment

Under IAS 36 (Impairment of Assets) a one-step goodwill impairment test is performed at the cash generating unit (“CGU”) level. The CGU‘s carrying amount, including goodwill, is compared to its recoverable amount. Any impairment loss (amount by which the CGU‘s carrying amount, including goodwill, exceeds its recoverable amount) is allocated first to reduce goodwill to zero, then, subject to certain limitations, the carrying amount of other assets in the CGU are reduced pro rata based on the carrying amount of each asset.

Under ASC 350, a Company must first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount (Step 0). If a company concludes that is the case, it must perform the two-step goodwill impairment test. Under Step 1, the fair value of the reporting unit is compared with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, then step 2 is performed to measure the amount of impairment loss, if any. Under step 2, the goodwill impairment loss is the amount by which the carrying amount of the goodwill exceeds the implied fair value of the goodwill determined by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of the impairment loss is limited to the carrying amount of the goodwill.

In 2013, under IFRS, FCC Environmental recognized a goodwill impairment of $38.3 million. Under U.S. GAAP, FCC Environmental recorded a goodwill impairment of $49.4 million. The net income adjustments in 2013 reflect the excess of the impairment charge under IFRS over the U.S. GAAP impairment charge. The deferred tax impact of the U.S. GAAP goodwill impairment was determined using the same approach as for the IFRS impairment (a pro-rata allocation of the impairment charge between taxable and non-taxable goodwill).

(b) Long lived assets impairment

Under IAS 36 (Impairment of Assets), a one-step approach requires an impairment loss calculation if impairment indicators exist. An impairment loss is recognized in income for the amount by which the carrying amount of the long-lived asset exceeds its recoverable amount.

Under ASC 360, if indicators of impairment have been identified (Step 1), then a two-step approach requires a recoverability test to be performed first to determine if the asset is recoverable (Step 2). The recoverability test compares the carrying amount of the asset to the sum of its future undiscounted cash flows generated through the asset’s use and eventual disposition. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable. If the asset is not recoverable, an impairment loss calculation is required (Step 3). The impairment loss is recognized in income for the amount by which the carrying amount of the long-lived asset exceeds its fair value.

In 2013, under IFRS, FCC Environmental recognized an intangibles impairment of $4.3 million. Under U.S. GAAP, FCC Environmental recorded an intangibles impairment of $31.2 million. The net income adjustments in 2013 reflect the excess of the impairment charge under U.S. GAAP over the IFRS impairment charge as well as the deferred tax impact presented on a separate line. In addition, the amortization for the three month and six month periods between the date of the impairment test and December 31, 2013 and between December 31, 2013 and June 14, 2014 is reversed under U.S. GAAP.

Classification differences

Under IAS 1 (Presentation of Financial Statements), the Company is required to classify deferred tax assets and liabilities as non-current. U.S. GAAP requires that an entity separates deferred tax liabilities and assets into a current amount and a non-current amount. Under U.S. GAAP, deferred taxes are presented as a current liability of $0.9 million and a non-current asset of $43.0 million at June 30, 2014. These amounts include the adjustments for the deferred tax effects of the U.S. GAAP adjustments to the extent they affect deferred tax assets and liabilities.

U.S. GAAP requires that prepaid expenses are classified as a separate line item under current assets. Under IFRS, FCC Environmental presents prepayments under inventories. The amount of prepayments is $0.1 million at June 30, 2014.

(4) FCC Environmental Acquisition Pro Forma Adjustments

a) In addition to financing made available via the amended credit agreement, Heritage-Crystal Clean used $16.6 million of cash on hand to consummate the FCC Environmental acquisition.

b) Reflects the adjustment to increase FCC Environmental’s inventory to its preliminary estimated fair value by $2.8 million.

c) Represents the impact of recording $1.9 million of debt issuance costs related to the debt issued to finance the transaction, of which $0.6 million is classified as other current assets, as it is the amount expected to be amortized in the 12 months following the acquisition.

d) Reflects adjustments to increase FCC Environmental’s property, plant, and equipment to its preliminary estimated fair value by $9.6 million. The pro forma adjustments to property, plant, and equipment—net reflect the following:

	Estimated Remaining Useful Life	Fair Value
	(in years)	(in thousands)
Machinery, vehicles, and equipment	8.5	$30,289
Buildings and storage tanks	17.5	7,442
Leasehold improvements	6	14
Land		10,480
Historical net book value of FCC Environmental’s Property, plant, and equipment		(38,641)

Fair value step up		$9,584

e) As of the effective date of the acquisition, identifiable intangible assets are required to be measured at fair value. These acquired assets may include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets. The pro forma adjustments to intangible assets—net reflect the following:

	Estimated Remaining Useful Life	Fair Value
	(in years)	(in thousands)
Supplier relationships	9	$7,230
Software	1	580
Other intangible assets	3	318
Historical net book value of FCC Environmental’s intangible assets		(7,213)

Fair value step up		$915

f) The pro forma adjustment represents the residual adjustment to historical goodwill of $17.2 million resulting from purchase accounting after estimating the fair value of the identifiable assets acquired and liabilities assumed.

g) Current maturities of long-term debt and term loan adjustment represents $3.1 million expected to be due in the first year on the additional Term A loan. Term loan debt and long-term revolving loan adjustments reflect the incremental new debt incurred by the Company to finance the FCC Environmental acquisition less the current portion of the Term A loan. The balance of new Heritage-Crystal Clean debt consists of the Term A loan of $62.1 million and the Revolving loan of $12.0 million.

h) The pro forma adjustments to FCC Environmental have resulted in income tax expense and deferred tax adjustments. That tax amount in the pro forma column reflects a 37% tax rate on the total pro forma activity. The deferred adjustments in 2014 were reflected at a 37% rate. These rates differ from the federal statutory rate due to permanent items and state taxes. The future effective tax rate may differ significantly depending on post-acquisition activities. Under Section 382 of the Internal Revenue Code, substantial changes in ownership may limit the amount of Net Operating Loss (“NOL”) carryforwards that could be utilized annually to offset future income, if any. The pro forma column significantly reduces the deferred tax assets, mainly related to NOL carryforwards, as a result of this limitation.

i) Reflects adjustments to remove FCC Environmental’s historical equity to record the acquisition, the total of which is equal to its net book value of $119.5 million. Additionally, includes adjustments to record transaction costs $2.3 million, net of a $0.9 million tax effect, to record transaction costs not yet expensed at June 14, 2014.

j) Eliminates intercompany payables with former parent of $12.9 million that were settled at closing.

k) Reflects adjustments to selling, general, and administrative expenses to exclude transaction costs of $1.5 million incurred to execute the purchase that were expensed in the first half of fiscal 2014.

l) The pro forma adjustment reflects the adjustment to FCC Environmental historical depreciation and amortization as a result of fair value adjustments to the acquired depreciable and amortizable assets and adjustments to their respective remaining useful lives.

The change in depreciation and amortization expense for FCC Environmental was as follows (in thousands):

	For the year ended December 31, 2013	For the six months ended June 30, 2014
Increase in depreciation expense	$239	$156
(Decrease) increase in amortization expense	(1,913)	262

Total	$(1,674)	$418

m) As described in notes herein, Heritage-Crystal Clean has incurred new debt to finance the FCC Environmental acquisition. The pro forma adjustments for the fiscal year ended December 28, 2013 and the first half ended June 14, 2014 reflect incremental interest expense of $3.1 million and $1.6 million, respectively, including amortization of debt issuance costs using the straight line method for the new debt.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the information set forth in the accompanying prospectus to this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 28, 2013 and our Quarterly Report on Form 10-Q for the quarter ended September 6, 2014, together with all other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before you decide to invest in our common stock. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” below.

Risks Relating to Our Business

Our operating margins and profitability may be negatively impacted by the volatility and recent declines in crude oil, solvent, fuel, energy, and commodity prices.

The price at which we sell oil-based products from our used oil re-refinery is affected by changes in certain oil indices. If the relevant oil indices rise, we can typically expect to increase prices for our re-refined lubricating base oil. If the relevant oil indices decline, we would typically reduce prices for our re-refined lubricating base oil. The cost to collect used oil, including the amounts we must pay to obtain used oil and the fuel costs of our oil collection fleet, generally also increases or decreases when the relevant index increases or decreases. Even though the prices we can charge for our re-refined oil and the costs to collect and re-refine used oil generally correlate, they do not always increase or decrease by the same magnitude, and we cannot assure you that any increased costs we experience can be passed through to the prices we charge for our re-refined oil or that the costs to collect and re-refine used oil will decline when re-refined oil prices decline. If the prices we charge for our re-refined oil and the costs to collect and re-refine used oil do not move together or in similar magnitudes, our profitability may be materially and negatively impacted. Any increases in our costs to collect used oil could adversely affect the profitability of our used oil re-refinery. In fiscal 2014, base oil prices decreased compared to prices in fiscal 2013, and our margins were adversely impacted. Moreover, during the fourth quarter of 2014, the price of crude oil and related commodities has fallen sharply. On September 7, 2014, the start of our fourth fiscal quarter, the market price of Brent crude oil was approximately $102 per barrel, and by November 24, 2014, the market price of Brent crude oil was approximately $80 per barrel, a decline of $22 per barrel (or $0.52 per gallon). By December 5, 2014, the market price of Brent crude oil declined further to $70 per barrel (or an additional decrease $0.24 per gallon). Our preliminary financial information for the fourth quarter of fiscal 2014 and projected financial information for fiscal 2015 disclosed under “Prospectus Supplement Summary—Recent Developments” assumed a market price as of November 24, 2014 and if the market price of Brent crude oil continues to remain below November 24, 2014 levels, we expect to take a larger inventory charge and our other guidance included herein may be materially adversely affected. See “Prospectus Supplement Summary—Recent Developments—Inventory Charge Related to Lower Crude Oil Prices” for more information. If the market index price of Brent crude oil continues to decline and remain below November 24, 2014 levels, we expect to take an additional inventory write-down charge of approximately $0.8 million for each $4.20 per barrel decline in the market index price from the November 24, 2014 value of $102 per barrel. If the market index price of Brent crude oil continues to so decline, we intend to manage the spread between our procurement costs and the selling price of our oil products so as to minimize any additional negative impact on our EBITDA, although we can provide no assurance that our efforts will be successful in this regard.

Many small automotive repair shops and manufacturing companies burn used oil as a source of heat as an alternative to using natural gas. If the price of natural gas were to increase significantly, these potential customers may choose to retain their used oil for fuel purposes rather than sell to us. This could make it difficult to supply our re-refinery with internally collected feedstock at competitive prices. In addition, increases in the cost of natural gas may increase the cost to operate our used oil re-refinery.

Increased costs of crude can significantly increase our operating costs in our Environmental Services segment. Because solvent is a product of crude oil, we are also susceptible to increases in solvent costs when crude oil costs increase. During a period of rising crude costs, we experience increases in the cost of solvent, fuel, and other petroleum-based products. We have in the past been able to mitigate increased solvent and fuel costs through the imposition of price increases and energy surcharges to customers. However, because of the competitive nature of the industry, there can be no assurance that we will be able to pass on future price increases. Due to political instability in oil-producing countries, oil prices could increase significantly in the future. A significant or sudden increase in solvent or fuel costs could lower our operating margins and negatively impact our profitability. We currently do not use financial instruments to hedge against fluctuations in oil, solvent, or energy prices. If this volatility continues, our operating results could be volatile and adversely affected.

In addition, a significant portion of our inventory consists of new and used solvents and oil products. Volatility in the price of crude oil has impacted in the past and can significantly impact in the future the value of this inventory and our operating margins. For example, in the second half of fiscal 2014, we experienced a rapid decline in the market price of crude oil and related commodities which caused a decline in the market value of our solvent and used oil inventory, and we expect to record a non-cash inventory impairment charge in the fourth quarter of fiscal 2014 of $3.6 million on that portion of our solvent and oil inventory that was held for sale, reflecting the lower market value of such inventory. We recorded additional expense to reflect the lower value of the solvent inventory held for use in our service programs. Further, because we apply a first-in first-out accounting method, volatility in oil prices and solvent can significantly impact our operating margins. If volatility in the price of crude oil continues, our operating results will be difficult to predict and could be adversely affected. If we do not decrease how much we pay to generators to acquire their used oil as quickly as the price for our oil products declines, the profitability of our Oil Business segment could be negatively impacted.

We may not be able to realize the anticipated benefits from our acquisition of FCC Environmental.

We may not be able to realize the anticipated benefits from our acquisition of FCC Environmental within the expected time period, or at all. Achieving those benefits depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating FCC Environmental’s operations into the Company. Factors that could affect our ability to achieve these benefits include:

•	the failure of FCC Environmental’s businesses to perform in accordance with our expectations;

•	difficulties in integrating and managing personnel, financial reporting and other systems used by FCC Environmental’s businesses into the Company;

•	any future goodwill impairment charges that we may incur with respect to the assets of FCC Environmental;

•	failure to achieve anticipated synergies between our business units and the business units of FCC Environmental;

•	the loss of FCC Environmental’s customers or our customers; and

•	the loss of any of the key employees of FCC Environmental or the Company.

If FCC Environmental’s businesses do not operate as we anticipate, it could materially harm our business, financial condition and results of operations. In addition, as a result of the Acquisition, we will assume all of FCC Environmental’s liabilities. We may learn additional information about FCC Environmental’s business that adversely affects us, such as unknown or contingent liabilities, issues relating to internal controls over financial reporting and issues relating to compliance with the Sarbanes-Oxley Act of 2002 or other applicable laws. As a result, there can be no assurance that the Acquisition will be successful or will not, in fact, harm our business. Among other things, if FCC Environmental’s liabilities are greater than projected, or if there are obligations of FCC Environmental of which we are not aware at the time of completion of the Acquisition, our business could be materially adversely affected.

Additionally, in both calendar year 2013 and for the six months ended June 30, 2014, FCC Environmental had a net operating loss. If HCC is not able to integrate FCC Environmental and realize the expected synergies and benefits from the Acquisition as contemplated, then FCC Environmental’s operating results may not improve and our business and combined financial results would be materially adversely affected. See “Summary Carve-Out Combined Financial and Operating Data—FCC Environmental” included elsewhere in this prospectus supplement.

The successful integration of FCC Environmental’s businesses into the Company following the Acquisition may present significant challenges.

We anticipate that the Acquisition may place significant demands on our administrative, operational and financial resources, and we cannot assure you that we will be able to successfully integrate FCC Environmental’s businesses into the Company. Our failure to successfully integrate FCC Environmental with the Company, and to manage the challenges presented by the integration process successfully, may prevent us from achieving the anticipated benefits of the Acquisition and could have a material adverse effect on our business.

We incurred significant indebtedness in connection with our acquisition of FCC Environmental, which could harm our operating flexibility and competitive position as well as adversely affect our financial condition and ability to fulfill our obligations, and expose us to interest rate risk.

As of October 16, 2014, the Company had borrowed $80.0 million under the Credit Agreement in the form of Term A Loans and had $12.0 million outstanding on the revolving portion of the Credit Agreement. Amounts borrowed under the Credit Agreement are secured by a security interest in substantially all of our tangible and intangible assets. The Credit Agreement requires us to maintain a specified total leverage ratio and has an excess cash flow provision that requires additional principal payments on the term loan if the excess EBITDA for the fiscal year exceeds the formula rate set forth in the facility. Our ability to comply with these ratios or tests may be affected by events beyond our control, including prevailing economic, financial, and industry conditions. A breach of any of these covenants, ratios, or tests could result in a default under the Credit Agreement. Our level of debt as a result of the Acquisition and the limitations imposed on us by the debt agreements related to such indebtedness could adversely affect our operating flexibility and put us at a competitive disadvantage. Our substantial debt level may adversely affect our future performance, because, among other things:

•	we may be placed at a competitive disadvantage relative to our competitors, some of which have lower debt service obligations and greater financial resources than we do;

•	our ability to complete future acquisitions may be limited;

•	we will have to use a portion of our cash flow for debt service rather than for operations;

•	we may not be able to obtain further debt financing and may have to pay more for financing;

•	we may not be able to take advantage of business opportunities;

•	the indebtedness may bear interest at variable interest rates, making us vulnerable to increases in interest rates; and

•	we will be more vulnerable to adverse economic conditions.

Our Credit Agreement also contains restrictions on the total amount of capital expenditures that we can incur in any year, including limitations on the amount of capital expenditures we can incur on the expansion of our re-refining capacity. If we plan to enter into capital-intensive projects, we may need to amend our credit facility to permit capital expenditures in excess of current limits. We cannot assure you that we will receive any waivers of our credit facility in the future to complete projects we may have.

The indebtedness will require significant interest and principal payments. Our ability to make scheduled payments of principal, to pay interest on, or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financing will be available to us on favorable terms or at all for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition and results of operations would be materially adversely affected. Borrowings under our Credit Agreement are tied to the various stated interest rates. In the event of an increase in interest rates or an increase in the amount of our indebtedness, our interest expense will increase and could have a material adverse effect on our net income.

Our acquisition of FCC Environmental involves several accounting risks which adversely affect an investor’s ability to rely on the historical financial statements of FCC Environmental.

FCC Environmental prepared its carve-out combined financial statements for the years ended December 31, 2011, 2012 and 2013 and the six months ended June 30, 2013 and 2014 in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“IFRS EU”). Those financial statements, for purposes of the Acquisition, include a reconciliation from IFRS EU to U.S. GAAP in accordance with applicable SEC accounting requirements. U.S. GAAP varies in certain material respects from IFRS EU, and FCC Environmental’s management did not have sufficient personnel with training and experience in reporting under U.S. GAAP to ensure the reconciliations were prepared appropriately. Therefore, we and the seller of FCC Environmental hired third party consultants to assist FCC Environmental with evaluating and calculating the differences between IFRS EU and U.S. GAAP as well as preparing the required disclosures included in the U.S. GAAP reconciliations in FCC Environmental’s annual and interim financial statements included in this prospectus supplement.

In addition, because of the differences between IFRS EU and GAAP, FCC Environmental’s historical financial results, when reconciled to GAAP, may show a material difference for the periods presented as compared to IFRS. As a result, with respect to both historical and future financial results, we may not be able to immediately recognize all of the revenue that was or would be recognized by FCC Environmental under IFRS EU, which may have an adverse effect on our financial results and could negatively impact the market price of our common stock.

If we fail to successfully integrate FCC Environmental into our internal controls over financial reporting or if FCC Environmental’s internal controls are found to be ineffective, the integrity of our financial reporting could be compromised.

As part of a Spanish company, FCC Environmental was not subject to the Exchange Act with respect to internal control over financial reporting, and, for a period of time after the consummation of the Acquisition, the management evaluation and auditor attestation regarding the effectiveness of our internal controls over financial reporting may exclude the operations of FCC Environmental. The integration of FCC Environmental into our internal controls over financial reporting will require significant time and resources from our management and other personnel and will increase our compliance costs. If we fail to successfully integrate the operations of FCC Environmental into our internal controls over financial reporting, our internal controls over financial reporting might not be effective. Failure to achieve and maintain an effective internal controls environment could have a material adverse effect on our ability to accurately report our financial results, the market’s perception of our business and our stock price. In addition, if FCC Environmental’s internal controls are found to be ineffective, the integrity of FCC Environmental’s financial statements for prior periods could be adversely impacted.

Our used oil re-refinery may not generate the operating results that we anticipate and may lead to greater volatility in our revenue and earnings.

There can be no assurance that unforeseen market conditions will not adversely impact the operation or profitability of our used oil re-refinery. Our success in operating our re-refinery at capacity, and our ability to successfully complete our used oil re-refinery expansion and realize the anticipated benefits therefrom in a timely manner, or at all, may be affected by the following factors:

•	Operation of the Re-refinery—Operating at capacity depends on the ability of our employees and management to run the re-refinery at design rates safely and in compliance with all relevant regulations. Nameplate capacity includes the impact of periodic shutdowns for routine maintenance. Any extended or unscheduled shutdowns may inhibit our ability to operate the re-refinery at or near capacity. We incurred an unscheduled shutdown of our re-refinery for approximately two weeks during the fourth quarter of 2014. This unscheduled shutdown will negatively impact our earnings during the fourth quarter of 2014.

•	Base Lube Oil Demand—Operating at capacity depends on the demand for base lube oil in general and specifically the base lube oil produced at our Indianapolis site. Additional capacity has been constructed by virgin lubricating base oil producers. Additional production capacity might depress the prices for the base oil that we produce. In addition, we may experience increased downward pricing pressure when compared to suppliers of virgin lubricating base oil, which has historically sold at a premium to re-refined lubricating base oil.

•	Logistics—Operating at capacity depends on our ability to efficiently transport used oil to our Indianapolis site and to transport base lube oil and related by-products out of our Indianapolis site.

•	Base Lube Oil Pricing—The price at which we sell oil-based products from our used oil re-refinery is affected by changes in certain oil indices. If the relevant oil indices decline, we would typically reduce prices for our re-refined lubricating base oil, even if our costs do not experience a similar decline. If we reduce prices for our products, we may not realize expected results, and our operating margins may be adversely impacted. In fiscal 2014, base oil prices decreased compared to prices in fiscal 2013, and our margins were adversely impacted.

•	Re-Refinery Capacity Expansion—We plan to expand the annual nameplate capacity of our Indianapolis re-refinery from 65 million gallons to 75 million gallons in 2015. This expansion will require significant investment of capital, time and resources, including additional capital of $10.0 million. The operations and profitability of our used oil re-refinery may be affected by delays, cost overruns and equipment downtime associated with this expansion.

•	Used Oil Feedstock—Operating at capacity depends on our ability to obtain the required volume from either Company customers or third party collectors and to acquire the feedstock at competitive rates.

Our operations are subject to numerous environmental, transportation and other laws and regulations and, to the extent we are found to be in violation of any such laws and regulations, we may be subject to involuntary shutdowns and/or significant financial penalties.

Our operations are subject to extensive federal, state, and local laws and regulations relating to the protection of the environment which, among other things:

•	regulate the collection, sale, transportation, handling, processing, and disposal of the hazardous and non-hazardous wastes that we collect from our customers;

•	regulate the treatment and processing of waste material that we collection from our customers and the discharge of treated material;

•	impose liability on persons involved in generating, handling, processing, transporting, or disposing hazardous materials; and

•	impose joint and several liability for the remediation and clean-up of environmental contamination.

We are also subject to various transportation rules and regulations enforced by the U.S. Department of Transportation (the “DOT”), the Federal Motor Carrier Safety Administration, and the Department of Homeland

Security. The breadth and complexity of these laws and regulations affecting our business make consistent compliance extremely difficult and often result in increased operating and compliance costs. Even with these programs, we and other companies in the industry are routinely faced with legal and administrative proceedings which can result in civil and criminal penalties (including the loss of certain licenses and permits that are required for our business), interruption of business operations, fines or other sanctions, and require expenditures for remedial work at our and third-party facilities. Under current law, we may be held liable for damage caused by conditions that existed before we acquired the assets or operations involved or if we arrange for the transportation, disposal, or treatment of hazardous substances that cause environmental contamination. We may also be held liable for the mishandling of waste streams resulting from the misrepresentations by a customer as to the nature of such waste streams. We may be subject to monetary fines, civil or criminal penalties, remediation, clean-up or stop orders, injunctions, orders to cease or suspend certain practices, or denial of permits we require to operate our facilities. We have in the past been subject to penalties and fines for noncompliance with environmental regulations and could be subject to penalties and fines in the future. The outcome of any proceeding and associated costs and expenses could have a material adverse impact on our operations and financial condition.

We are also required to obtain and maintain permits, licenses, and approvals to conduct our operations in compliance with such laws and regulations. If we are unable to maintain our currently held permits, licenses, and approvals, we may not be able to continue certain of our operations. If we are unable to obtain additional permits, licenses, and approvals which may be required as we expand our operations, we may not be able to grow our business.

In addition, the operation of our used oil re-refinery exposes us to risks related to the potential loss of permits, contamination of feedstock, adverse environmental impact of a spill or other release, the risk of explosion or fire or other hazards, the risk of injury to our employees or others, as well as the negative publicity due to public concerns regarding our operation. The occurrence of any of these events could result in reduced production rates, loss of inventory, operational inefficiencies, clean-up costs, or other items that might negatively affect the operating results of the Company. While these risks are in some respects similar to risks that we have experienced in our traditional service businesses, the magnitude of exposure may be greater due to the nature of the used oil re-refining industry and the greater volumes, temperatures, and pressures involved. While we may maintain some insurance that covers portions of these exposures, in many cases the risks are uninsurable or we will not choose to procure insurance at levels that will cover all potential exposure.

The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) and similar state laws impose strict liability on current or former owners and operators of facilities that release hazardous substances into the environment, as well as on the businesses that generate those substances or transport them to the facilities. As a potentially responsible party, or PRP, we may be liable under CERCLA for substantial investigation and cleanup costs even if we operate our business properly and comply with applicable federal and state laws and regulations. Liability under CERCLA may be joint and several, which means that if we were found to be a business with responsibility for a particular CERCLA site, we could be required to pay the entire cost of the investigation and cleanup, even though we were not the party responsible for the release of the hazardous substance and even though other companies might also be liable. Even if we were able to identify who the other responsible parties might be, we may not be able to compel them to contribute to the remediation costs, or they might be insolvent or unable to contribute due to lack of financial resources. Our facilities and the facilities of our customers and third party contractors may have generated, used, handled and/or disposed of hazardous substances and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could materially reduce our profits. It is also possible that government officials responsible for enforcing environmental laws may view an environmental liability as more significant than we then currently estimate, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible to address it.

Our pollution liability insurance excludes certain liabilities under CERCLA. Thus, if we were to incur liability under CERCLA that was not covered by our insurance, and if we could not identify other parties responsible under the law whom we are able to compel to contribute to the liabilities, the cost to us could be substantial and could impair our profitability, reduce our liquidity, and have a material adverse effect on our business. Although our customer service agreements typically provide that the customer is responsible for ensuring that only appropriate materials are disposed of, we could be exposed to third party claims if customers dispose of improper waste, and we might not be successful in recovering our damages from those customers. In addition, new services or products offered by us could expose us to further environmental liabilities for which we have no historical experience and cannot estimate our potential exposure to liabilities.

In addition, there currently exists a high level of public concern over hazardous waste operations, including with respect to the siting and operation of transfer, processing, storage, and disposal facilities. For example, under the DOT’s CSA initiative, a compliance and enforcement initiative designed to monitor commercial motor vehicle safety, the fleets and drivers in our network are evaluated and ranked based on certain safety-related standards. The current methodology for determining a carrier’s DOT safety rating has been expanded, and as a result, our safety rating could be adversely impacted and certain current and potential drivers may no longer be eligible to drive. A poor fleet ranking or a reduction in eligible drivers could impact our ability to service our customers and could cause our customers to use a competitor with higher fleet rankings than ours, which could have a material adverse effect on our business, financial condition and results of operations.

Part of our business strategy is to increase our re-refining capacity through the operation of our facility and by adding new branch operations. Each of these efforts requires us to undergo an intensive regulatory approval process that could be time consuming and impact the success of our business strategy. Zoning, permit, and licensing applications and proceedings, as well as regulatory enforcement proceedings, are all matters open to public scrutiny and comment. Accordingly, from time to time we have been, and may in the future be, subject to public opposition and publicity which may damage our reputation and delay or limit the expansion and development of our operating properties or impair our ability to renew existing permits which could prevent us from implementing our growth strategy and have a material adverse effect on our business, financial condition or results of operations.

If current environmental laws and regulations are changed, we may be forced to significantly alter our business model, which could have a material adverse effect on our financial performance.

Environmental laws and regulations are subject to change and may become increasingly stringent or relaxed. Interpretation or enforcement of existing laws and regulations, or the adoption of new laws and regulations, may require us to modify or curtail our operations or replace or upgrade our facilities or equipment at substantial costs which we may not be able to pass on to our customers. On the other hand, if new laws and regulations are less stringent, then our customers or competitors may be able to manage waste more effectively without reliance on our service, which could decrease the need for our services and/or increase competition, either of which could adversely affect our revenue and profitability.

For example, the EPA currently excludes waste used as an ingredient in the production of a product from being defined as hazardous waste. Our product reuse program for parts cleaning operates under this exclusion and provides an advantage by excluding our customers’ used solvent from being regulated as hazardous waste. Similarly, under our non-hazardous program for parts cleaning, we provide our customers with a different solvent that has a higher flashpoint than traditional solvents. The resulting used solvent is not considered to be hazardous waste so long as our customers ensure that no inappropriate contaminants were contributed to the used solvent.

If the EPA were to broaden the definition of hazardous waste to include used solvents generated by our customers under our product reuse and/or non-hazardous programs for parts cleaning, the value of our offerings may be significantly reduced, which could have a material adverse effect on our financial performance.

Examples of changes by the EPA that could adversely affect our services include, but are not limited to, the following:

•	elimination of the reuse exception to the definition of hazardous waste;

•	increase in the minimum flashpoint threshold at which solvent becomes included in the definition of hazardous waste;

•	increased requirements to test the used solvent that we pick up from our customers for the presence of toxic or more flammable contaminants; and

•	adoption of regulations similar to those enacted in some California air quality districts that prohibit the use of the solvents of the type that we sell for parts cleaning operations.

Similarly, if current environmental laws were changed so as to ban the use of mineral spirits in parts cleaning, we may be forced to discontinue offering mineral spirits-based parts cleaning services. This could lead to a write-down in the value of our inventory of mineral spirits and our parts cleaning machines designed to utilize mineral spirits, as well as our mineral spirits-based parts cleaning machines at our customers.

In addition, new laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement, or other developments could require us to make additional unforeseen expenditures. We are not able to predict the impact of new or changed laws or regulations or changes in the ways that such laws or regulations are administered, interpreted, or enforced. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. To the extent that our costs associated with meeting any of these requirements are substantial and cannot adequately be passed through to our customers, our earnings and cash flows could suffer.

A decline in expected profitability of the Company or individual reporting units of the Company could result in the impairment of assets, including goodwill, other long-lived assets, and deferred tax assets.

We hold material amounts of goodwill, other long-lived assets, and deferred tax assets on our balance sheet. A decline in expected profitability of either of our operating segments or a decline in the global economy could call into question the recoverability of our related goodwill, other long-lived tangible and intangible assets, or deferred tax assets and require us to write down or write off these assets or, in the case of deferred tax assets, recognize a valuation allowance through a charge to income. Such an occurrence could have a material adverse effect on our annual results of operations and financial position.

Expansion of our business may result in unanticipated adverse consequences.

In the future, we intend to continue to grow our business by investing in new or existing facilities, making acquisitions, entering into partnerships and joint ventures, or constructing or expanding facilities such as the used oil re-refinery. Acquisitions, partnerships, joint ventures, investments, or construction projects may require significant managerial attention, which may divert our management from our other activities and may impair the operation of our existing businesses. Any future acquisitions of businesses or facilities or the development of a new business line could entail a number of additional risks.

We may not be able to realize the expected benefits from any recent or future acquisitions, new facility developments, partnerships, joint ventures or other investments.

We operate our business through many locations, and if we are unable to effectively oversee all of these locations, our business reputation and operating results could be materially adversely affected.

Because we rely on our extended network of 77 branch locations to operate independently to carry out our business plan, we are subject to risks related to our ability to oversee these locations. If in the future we are unable to effectively oversee our branch locations, our results of operations could be materially adversely affected, we could fail to comply with environmental regulations, we could lose customers, we could lose control of inventory and other assets, and our business could be materially adversely affected. As a result of our acquisition of FCC Environmental, we will have additional locations to oversee, which increases the risk discussed above.

We may be unable to manage our growth.

In our first fourteen years of operation, sales have increased at a compound annual growth rate of 26.1% from 1999 to 2013, although we experienced a 9% decrease in our sales from 2008 to 2009. Our growth to date has placed and may continue to place significant strain on our management and operational and financial resources. We anticipate that continued growth, including as a result of the FCC Environmental Acquisition and other acquisitions from time to time, will require us to recruit, hire, and retain new managerial, finance, sales, marketing, and operational personnel. We cannot be certain that we will be successful in recruiting, hiring, or retaining those personnel. Our ability to compete effectively and to manage our future growth, if any, will depend on our ability to maintain and improve operational, financial and management information systems on a timely basis and to expand, train, motivate, and manage our work force. If we continue to grow, we cannot be certain that our personnel, systems, procedures, and controls will be adequate to support our operations.

Our results of operations and financial condition have been and could in the future be materially and adversely impacted by an economic downturn.

In the latest recession, the economy experienced a severe and prolonged downturn which adversely impacted our customer base, which is primarily composed of companies in the vehicle repair and manufacturing industries. The overall levels of demand for our parts cleaning products and supplies and other services are influenced by fluctuations in levels of end-user demand, which depend in large part on general macroeconomic conditions in the U.S. and the regional economic conditions affecting our branches. Many of our customers are heavily dependent on general economic conditions, including the availability of affordable energy sources, employment levels, interest rates, financial credit availability, consumer confidence, and housing demand. Downturns in these general economic conditions can significantly affect the business of our customers, which in turn affects demand, volumes, pricing, and operating margins for our services and products. Both our customers and suppliers felt the impact of the economic downturn. During the recent economic downturn, our customers sought ways to reduce their costs which in turn reduced their demand for our services. Our customers and suppliers may face severe financial difficulties, causing them to cease some or all their business operations or to reduce the volume of products they purchase from or supply to us in the future. We may have accounts receivable from customers who may not be able to honor their obligations to us. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations and financial condition.

Adverse economic and financial market conditions may cause our suppliers to be unable to provide materials and components to us or may cause suppliers to make changes in the credit terms they extend to us, such as shortening the required payment period for our amounts owing them or reducing the maximum amount of trade credit available to us. Such changes could adversely affect our liquidity and could have a material adverse effect on our results of operations and financial condition. If we are unable to successfully anticipate changing economic and financial market conditions, we could be adversely affected.

In addition, a substantial or prolonged material adverse impact on our results of operations and financial condition due to an economic downturn could affect our ability to satisfy the financial covenants in our bank credit facility, which could result in our having to seek amendments or waivers from our lenders to avoid the termination of commitments and/or the acceleration of the maturity of amounts that may be outstanding under our bank credit facility. The cost of obtaining an amendment or waiver could be significant, and could substantially increase our cost of borrowing over the remaining term of our bank credit facility. Further, there can be no assurance that we would be able to obtain an amendment or waiver. If our lenders were unwilling to enter into an amendment or provide a waiver, all amounts outstanding under our bank credit facility would become immediately due and payable.

We face intense competition in the industrial and hazardous waste services industries and from other used oil re-refiners.

The markets for parts cleaning, containerized waste management, used oil collection, vacuum truck services, and antifreeze recycling are intensely competitive. Numerous small companies provide these services at a regional or local level and may be able to compete with lower overhead and operating costs. In addition, Safety-Kleen, a wholly-owned subsidiary of Clean Harbors, Inc. and our largest competitor, has held substantial market share in the full-service parts cleaning industry for the last four decades and has developed a significant market share in used oil services, including used oil collection and containerized waste management. Safety-Kleen and some of our other competitors have substantially greater financial and other resources and greater name recognition than us. Our business growth, financial performance, and prospects may be adversely affected if we cannot gain market share from these competitors, or if any of our competitors develop products or services superior to those offered by us. We could lose a significant number of customers if Safety-Kleen or other competitors materially lower their prices, improve service quality, or develop more competitive product and service offerings.

In addition, companies involved in the waste management industry, including waste hauling, separation, recovery, and recycling, may have the expertise, access to customers, and financial resources that would encourage them to develop and market services and products competitive with those offered by us. We also face competition from alternative services that provide similar benefits to our customers as those provided by us. In addition, new technology regarding the treatment and recycling of used solvent may lead to functionally equivalent or superior products becoming available, which may decrease the demand for our services and products or cause our products and services to become obsolete.

Many of our competitors have announced plans to enter the used oil re-refining or base oil production business or expand their existing used oil re-refining or base oil producing businesses by adding additional capacity. The additional competition may make it harder for us to sell our re-refined base lube oil. In addition, extra competition in the collection of used oil feedstock may require us to pay more for our used oil or prevent us from collecting enough feedstock to operate our used oil re-refinery at capacity.

Consolidation and/or declines in the U.S. vehicle repair and U.S. manufacturing industries could cause us to experience lower sales volumes which could materially affect our growth and financial performance.

Our business relies on continued demand for our parts cleaning and waste management services in the U.S. vehicle repair and U.S. manufacturing industries, which may suffer from declining market size and number of locations, due in part to the uncertainty of economic conditions, international competition, and consolidation in U.S. markets. Industry trends affecting our customers have caused our customers’ businesses to contract. Additional decline could reduce the demand for our parts cleaning and other services and products and have a material adverse impact on our business. As a result, we may not be able to continue to grow our business by increasing penetration into the industries which we serve, and our ability to retain our market share and base of sales could become more difficult.

Our focus on small business customers causes us to be subject to the trends and downturns impacting small businesses, which could adversely affect our business.

Our customer base is primarily composed of small companies in the vehicle repair and manufacturing industries. The high concentration of our customers that are small businesses exposes us to some of the broad characteristics of small businesses across the U.S. small businesses open, close, relocate, and are purchased or sold frequently. In addition, small businesses tend to be more significantly affected by economic recessions than larger businesses. This leads to a certain amount of ongoing turnover in the market. As a result, we must continually identify new customers and expand our business with existing customers in order to sustain our growth. If we experience a rise in levels of customer turnover, it may have a negative impact on the profitability of our business.

We depend on the service of key individuals, the loss of any of whom could materially harm our business.

Our success will depend, in part, on the efforts of our executive officers and other key employees, including Joseph Chalhoub, our Founder, President, Chief Executive Officer, and Director; Gregory Ray, our Chief Operating Officer and Secretary; John Lucks, our Senior Vice President of Sales and Marketing; Tom Hillstrom, our Vice President of Operations; Mark DeVita, our Chief Financial Officer; Ellie Bruce, our Vice President Oil and Vice President of Sales; and Glenn Casbourne, our Vice President of Engineering. These individuals possess extensive experience in our markets and are critical to the operation and growth of our business. If we lose or suffer an extended interruption in the services of one or more of our executive officers or other key employees, our business, results of operations, and financial condition may be negatively impacted. Moreover, the market for qualified individuals is highly competitive and we may not be able to attract and retain qualified personnel to succeed members of our management team or other key employees, should the need arise. We do not maintain key man life insurance policies on any of our named executive officers. One of our key growth strategies is the expansion of our used oil re-refining capacity. Given our management’s past experience in the development of used oil re-refinery facilities in North America and with the operation of our current used oil re-refinery facility in Indianapolis, the retention of the members of our management team is particularly critical to our ability to successfully complete the expansion as planned. The loss of any of these individuals could adversely impact our ability to continue to operate the re-refinery.

In addition, our operations and growth strategy rely on the expansion of our business through the creation and growth of new and existing branches. In order for us to create and grow new and existing branches properly, we must continually recruit and train a pool of hardworking and motivated sales and service representatives, or SSRs, to develop new customer leads as well as support our existing customer base. If we are not able to retain and recruit a sufficient number of SSRs, or if we experience an increase in the turnover of existing SSRs, we may not be able to support the continued growth of our business, which could have a material adverse impact on our financial performance.

We carry inventory of used solvents generated by customers participating in our product reuse program for parts cleaning.

Our inventory of used solvent has fluctuated and it may continue to fluctuate. If we are unable to sell our reuse inventory, we may be required to write down the value of the inventory, and we may incur additional costs for storage and/or disposal which would adversely impact our operating results. In addition, while we sold enough used solvent to satisfy speculative accumulation requirements of the EPA for fiscal 2013 and prior years, we may not in future years.

Our future capital needs are uncertain and our ability to access additional financing may be negatively impacted by the volatility and disruption of the capital and credit markets and adverse changes in the global economy.

Our capital requirements in the future will depend on many factors, including:

•	acceptance of and demand for and pricing of our products and services;

•	the extent to which we invest in new technology and product development;

•	the costs of developing new products, services or technologies;

•	our interest and principal payment obligations under the additional indebtedness that we incurred in connection with our acquisition of FCC Environmental; and

•	the costs associated with the growth of our business, if any.

If global economic conditions worsen, we could experience a decrease in cash flows from operations and may need additional financing to fund operations and access to additional debt or equity may not be available on acceptable terms or at all. In addition, the terms of the Credit Agreement restrict our ability to incur additional indebtedness. If we cannot raise funds on acceptable terms when necessary, we may not be able to develop or enhance products and services, execute our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Our insurance policies do not cover all losses, costs, or liabilities that we may experience.

We maintain insurance coverage, but these policies do not cover all of our potential losses, costs, or liabilities. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage which would significantly affect our financial performance. For example, our pollution legal liability insurance excludes costs related to fines, penalties, or assessments. Our insurance policies also have deductibles and self-retention limits that could expose us to significant financial expense. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, and results of operations. In addition, our business requires that we maintain various types of insurance. If such insurance is not available or not available on economically acceptable terms, our business could be materially and adversely affected.

We are subject to potential liability claims relating to our services and products.

We offer our customers specific guarantees that we will be responsible for all expenses resulting from any spill that occurs while we are transporting, processing, or disposing of customers’ used solvent and other waste. Accordingly, we may be required to indemnify our customers for any liability under CERCLA or other environmental, employment, health and safety laws and regulations. We may also be exposed to product liability claims by our customers, users of our parts cleaning products, or third parties claiming damages stemming from the mechanical failure of parts cleaned with solvents and/or equipment provided by us. Although we maintain product liability insurance coverage, if our insurance coverage proves inadequate or adequate insurance becomes unreasonably costly or otherwise unavailable, future claims may not be fully insured. An uninsured or partially insured successful claim against us could have a material adverse effect on our business, financial condition, and results of operations.

Litigation related to personal injury from exposure to solvents and the operation of our business may result in significant liabilities and affect our profitability.

We have been and in the future may be involved in claims and litigation filed on behalf of persons alleging injury predominantly as a result of exposure to hazardous chemicals that are a part of the solvents that we provide. In addition, the hazards and risks associated with the use, transport, storage, handling, and disposal of our customers’ waste by us and our customers (such as fires, natural disasters, explosions, and accidents) and our customers’ improper or negligent use or misuse of solvent to clean parts may also expose us to personal injury claims, property damage claims, and/or products liability claims from our customers or third parties. As protection against such claims and operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Due to the unpredictable nature of personal injury litigation, it is not possible to predict the ultimate outcome of these claims and lawsuits, and we may be held liable for significant personal injury or damage to property or third parties, or other losses, that are not fully covered by our insurance, which could have a material adverse effect on our business.

Our fixed cost structure may result in reduced earnings or a loss.

Our network, including our re-refinery and other facilities, fleet, and personnel, subjects us to fixed costs, which makes our margins and earnings sensitive to changes in revenue. In periods of declining demand, our fixed cost structure may limit our ability to cut costs, which may put us at a competitive disadvantage to firms with lower cost structures, or may result in reduced operating margins and operating losses.

We are dependent on third parties to supply us with the necessary components and materials to service our customers. We are also dependent on third party transport, including rail, recycling and disposal contractors.

In the operation of our business, we supply a large amount of virgin solvent and parts cleaning equipment to our customers. We do not maintain extensive inventories for most of these products. If we become unable to obtain, or experience delays in the transportation of, adequate supplies and components in a timely and/or cost-effective manner, we may be unable to adequately provide sufficient quantities of our services and products to our customers, which could have a material adverse effect on our financial condition and results of operations.

We are dependent on third parties for the disposal of most of our customers’ non-used oil waste streams. We, and our third party transporters, ship waste collected from our customers to a number of third party recycling and disposal facilities, including incinerators, landfill operators, and waste-to-energy facilities. We generally do not have long-term fixed price contracts with our third party contractors. If our current disposal vendors or subcontractors cannot perform up to our standards, our reputation with our customers could be damaged, and we may be required to replace these vendors. Although we believe there are a number of potential replacement disposal vendors and subcontractors that could provide such services, we may incur additional costs and delays in identifying and qualifying such replacements. In addition, any mishandling of our customers’ waste streams by disposal vendors or subcontractors could expose both us and our customers to liability. Any failure by disposal vendors or subcontractors to properly collect, transport, handle or dispose of our customers’ waste streams, or any insolvency or business closure of disposal vendors or subcontractors, could expose us to liability, damage our reputation and generally have a material adverse effect on our business, financial condition, or results of operations.

The operations of our antifreeze recycling centers and oily water processing facilities expose us to additional risks beyond those encountered in our traditional service businesses.

Similar to our re-refining operation, the operations of our antifreeze recycling centers and oily water processing facilities expose us to risks related to the potential contamination of feedstock, adverse environmental impact of a spill or other release, or the risk of injury to our employees or others. While we may maintain some insurance that covers portions of these exposures, in many cases the risks are uninsurable, or we will not choose to procure insurance at levels that will cover all potential exposure.

A system failure could delay or interrupt our ability to provide services and products and could increase our costs and reduce our sales.

Our operations are dependent upon our ability to support our branch infrastructure. Our business operates through four hubs that service 76 of our branches. Any damage or failure that causes interruptions in our operations could result in the loss of customers. To date, we have not experienced any significant interruptions or delays which have affected our ability to provide services and products to our customers. The occurrence of a natural disaster, technological, transportation, or operational disruption or other unanticipated problem could cause interruptions in the services we provide and impair our ability to generate sales and achieve profits.

We may not be able to protect our intellectual property adequately.

We rely upon know-how and technological innovation and other trade secrets to develop and maintain our competitive position. We rely, to a significant extent, on trade secrets, confidentiality agreements, and other contractual provisions to protect our proprietary technology, and such agreements may not adequately protect us. Our competitors could gain knowledge of our know-how or trade secrets, either directly or through one or more of our employees or other third parties. Although we do not regard any single trade secret or component of our proprietary know-how to be material to our operations as a whole, if one or more of our competitors were to use or independently develop such know-how or trade secrets, our market share, sales volumes, and profit margins could be adversely affected.

In the event we become involved in defending or pursuing intellectual property litigation, such action may increase our costs and divert management’s time and attention from our business. In addition, any potential intellectual property litigation could force us to take specific actions, including, but not limited to, the following:

•	cease selling products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use infringing intellectual property.

We have substantial financial assurance requirements, and increases in the costs of obtaining adequate financial assurance could negatively impact our business, financial condition or results of operations.

We are required by environmental laws to provide financial assurance that funds will be available when needed for closure and post-closure remediation costs at some of our treatment and storage facilities, the costs of which could be substantial. We typically have several options to demonstrate satisfactory financial assurance requirements, including letters of credit, surety bonds, trust funds, and a financial (net worth) test. The financial assurance instrument is provided for the benefit of the permitting authority and is not available for use at our discretion. The amount of financial assurance required varies by state and is subject to potentially significant increases by regulators. The cost of financial assurance instruments is difficult to accurately predict and depends on many factors, some of which are outside of our control, including the availability of instruments in the marketplace, the amount and form of financial assurance required by a state, our creditworthiness and our operating history. General economic factors, including developments within the insurance industry, may adversely affect the cost of our current financial assurance instruments, and changes in regulations may impose stricter requirements on the types of financial assurance that will be accepted. In the event the cost of financial assurance instruments we are required to provide increases or we are otherwise unable to obtain sufficient coverage, our business, financial condition, or results of operations could be materially adversely affected. Our ability to continue conducting our industrial waste management operations could be adversely affected if we should become unable to obtain sufficient insurance and/or financial assurance to meet our business and regulatory requirements in the future.

Cyber incidents could result in information theft, data corruption, operational disruption, and/or financial loss.

Businesses have become increasingly dependent on digital technologies to conduct day-to-day operations. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. A cyber-attack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption or result in denial of service on websites.

We are increasingly dependent on digital technology, including information systems and related infrastructure, to process and record financial and operating data, and communicate with our employees and business partners.

Our technologies, systems, networks, and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of proprietary and other information, or other disruption of our business operations.

Although to date we have not experienced any losses relating to cyber-attacks, there can be no assurance that we will not suffer such losses in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Climate change legislation or regulations restricting emissions of “Greenhouse Gases” could result in increased operating costs and reduced demand for our services.

On December 15, 2009, the EPA published its findings that emissions of carbon dioxide, methane, and other greenhouse gases (“GHGs”), present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of regulations under the existing Clean Air Act that would require a reduction in emissions of GHGs from motor vehicles and could trigger permit review for GHG emissions from certain stationary sources. In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoption and implementation of any regulations imposing GHG reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to monitor emissions and to reduce emissions of GHGs associated with our operations.

Risks Related to our Common Stock

The price of our shares of common stock may be volatile.

The trading price of shares of our common stock may fluctuate substantially. In particular, it is possible that our operating results, including the integration of FCC Environmental into our operations, may be below the expectations of public market analysts and investors, and, as a result of these and other factors, the price of our common stock may decline. These fluctuations could cause you to lose part or all of your investment in shares of our common stock. Factors that could cause fluctuations include, but are not limited to, the following:

•	variations in our operating results, including variations due to changes in the price of crude oil or base lubricating oil;

•	announcements by us, our competitors, or others of significant business developments, changes in customer relationships, acquisitions, or expansion plans;

•	analysts’ earnings estimates, ratings, and research reports;

•	the depth and liquidity of the market for our common stock;

•	speculation in the press;

•	strategic actions by us or our competitors, such as sales promotions or acquisitions;

•	actions by our large stockholders or by institutional and other stockholders;

•	conditions in the industrial and hazardous waste services industry as a whole and in the geographic markets served by our branches; and

•	domestic and international economic factors unrelated to our performance.

The stock markets, in general, periodically experience volatility that is sometimes unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline.

The small public float for our shares may make it difficult to sell your shares and may cause volatility in our stock price.

A substantial portion of our shares of common stock are closely held by certain inside investors, and our common stock has experienced limited trading volume since our initial public offering. As of November 30, 2014, The Heritage Group (“Heritage”) beneficially owned 25.7% of our common stock, the Fehsenfeld Family Trusts, which are related to Heritage (the “Heritage trusts”) owned 7.7% of our common stock, Fred Fehsenfeld, Jr., the Chairman of our Board and an affiliate of Heritage, beneficially owned 5.5% of our common stock, and collectively Heritage, the Heritage trusts, and our directors and named executive officers beneficially owned 47.9% of our common stock. In addition, under a participation rights agreement between us and Heritage, Heritage has the right, except in limited circumstances, to purchase shares from us when we issue common stock so that its percentage ownership interest in our common stock does not decrease. In addition, Heritage and the Heritage trusts have agreed to purchase 310,000 shares in the aggregate in this offering. Consequently, our public float is expected to remain small for a public company, the availability of our shares may be limited, and you may encounter difficulty selling your shares or obtaining a suitable price at which to sell your shares. In addition, as a result of the small float, you could experience material volatility in the trading price of our common stock.

There may be future sales or issuances of our common stock, which will dilute the ownership interests of stockholders and may adversely affect the market price of our common stock.

We may issue additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or substantially similar securities, which may result in dilution to our stockholders. In addition, our stockholders may be further diluted by future issuances, or exercises or vesting of outstanding equity awards, under our equity incentive plans. Sales of substantial amounts of common stock by us or our stockholders in the public market could adversely affect the market price of the common stock. The market price of our common stock could decline as a result of sales or issuances of a large number of our common stock or similar securities in the market after this offering or the perception that such sales or issuances could occur.

If securities or industry analysts do not publish research or reports about our business or publish unfavorable research, or our results are below analysts’ estimates, our stock price and trading volume could decline.

The trading market for our common stock may depend on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock or our results are below analysts’ estimates, our stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, it is possible that the analysts who cover us may change their recommendations regarding the Company, and our stock price could decline.

Heritage and Mr. Fehsenfeld have significant influence over the Company, and their control could delay or deter a change of control or other business combination or otherwise cause us to take actions with which you may disagree.

As of November 30, 2014, Heritage beneficially owned 25.7% of our outstanding common stock, the Heritage trusts owned 7.7% of our outstanding stock, and Fred Fehsenfeld, Jr., the Chairman of our Board and an affiliate of Heritage, owned an additional 5.5% of our outstanding common stock. As a result, Heritage and Mr. Fehsenfeld have significant influence over our decision to enter into any corporate transaction and with respect to any transaction that requires the approval of stockholders, regardless of whether other stockholders believe that the transaction is in their own best interests. In addition, Heritage and the Heritage trusts have agreed to purchase 310,000 shares in the aggregate in this offering. Moreover, Heritage, the Heritage trusts, and our directors and named executive officers collectively beneficially owned 47.9% of our common stock as of November 30, 2014. This concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders.

We are required to evaluate our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and could have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Each year we must prepare or update the process documentation and perform the evaluation needed to comply with Section 404. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. Ensuring that we have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We and our independent auditors may in the future discover areas of our internal controls that need further attention and improvement, particularly with respect to FCC Environmental and any other businesses that we decide to acquire in the future. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers, and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could harm our ability to operate our business. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Investor perception that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely, consistent basis may adversely affect our stock price. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the Securities and Exchange Commission, (“SEC”), NASDAQ, or other regulatory authorities.

We do not currently intend to pay cash dividends on our common stock to our stockholders and any determination to pay cash dividends in the future will be at the discretion of our Board of Directors.

We currently intend to retain any profits for use in the operation and expansion of our business and payment of our outstanding debt. Our Board of Directors does not intend to declare cash dividends in the foreseeable future. Any determination to pay dividends to our stockholders in the future will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, and other factors deemed relevant by our Board of Directors. Further, our Credit Agreement restricts the payment of dividends. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders. If we do not pay dividends, investors will only obtain a return on their investment if the value of our shares of common stock appreciates.

Provisions in our certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor.

Our company is incorporated in Delaware. Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision that authorizes our Board of Directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion, and other rights as our Board of Directors may fix and without further stockholder action. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of our outstanding voting stock. This could frustrate a change in the composition of our Board of Directors, which could result in entrenchment of current management. Takeover attempts generally include offering stockholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the Board of Directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our Board of Directors is permitted to and may adopt additional anti-takeover measures in the future.

Our certificate of incorporation provides that the affirmative vote of at least seventy-five percent (75%) of our total voting power is required to amend our certificate of incorporation or to approve mergers, consolidations, conversions, or the sale of all or substantially all of our assets. Given the voting power of Heritage, we would need the approval of Heritage for any of these transactions to occur.

Our bylaws provide for the division of our Board of Directors into three classes with staggered three year terms. The classification of our Board of Directors could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to incorporate by reference the information we file with the SEC; therefore, we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you directly to those previously filed documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), except to the extent any information contained in such filings is deemed “furnished” in accordance with SEC rules. Such furnished information is not deemed filed under the Exchange Act and is not incorporated into this prospectus supplement.

•	Our Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (filed with the SEC on March 3, 2014);

•	Quarterly Reports on Form 10-Q for the quarter ended March 22, 2014, filed with the SEC on May 1, 2014; for the quarter ended June 14, 2014, filed with the SEC on July 24, 2014; and for the quarter ended September 6, 2014, filed with the SEC on October 16, 2014;

•	Our Definitive Proxy Statement for the 2014 Annual Meeting of Shareholders (filed with the SEC on April 7, 2014);

•	Our Current Reports on Form 8-K and 8-K/A filed with the SEC on February 18, 2014; March 5, 2014; May 6, 2014; October 16, 2014; October 17, 2014 (containing Items 2.01 and 9.01); December 2, 2014; and December 5, 2014; and

•	The description of our Common Stock contained in our Registration Statement on Form 8-A as filed with the SEC on March 10, 2008, including any amendments thereto or any public disclosures that may update such description.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated in this prospectus by reference. Any such requests for copies should be directed to Corporate Secretary, at Heritage-Crystal Clean, Inc., 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123, by phone to telephone number (847) 836-5670.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein contain forward-looking statements within the meaning of the federal securities laws that are based upon current management expectations. All statements other than statements of historical facts, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, budgets, and projected costs and plans and objectives of management are forward-looking statements. Generally, the words “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would” and similar expressions identify forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections, many of which are by their nature inherently uncertain and beyond our control and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors are further described under the heading “Risk Factors” and include, among others:

•	general economic conditions and downturns in the business cycles of automotive repair shops, industrial manufacturing businesses and small businesses in general;

•	increased solvent, fuel and energy costs and volatility in the price of crude oil, the selling price of lubricating base oil, solvent, fuel, energy, and commodity costs;

•	our ability to successfully integrate FCC Environmental and achieve the anticipated synergies from the Acquisition within the expected time period, or at all;

•	our ability to enforce our rights under the FCC Environmental stock purchase agreement;

•	our ability to successfully operate our used oil re-refinery and to cost-effectively collect or purchase used oil or generate operating results;

•	our ability to successfully complete our used oil re-refinery expansion and realize the anticipated benefits therefrom within the expected time period, or at all;

•	increased market supply or decreased demand for base oil;

•	further consolidation and/or declines in the United States automotive repair and manufacturing industries;

•	the impact of extensive environmental, health and safety and employment laws and regulations on our business;

•	legislative or regulatory requirements or changes adversely affecting our business;

•	competition in the industrial and hazardous waste services industries and from other used oil re-refineries;

•	claims and involuntary shutdowns relating to our handling of hazardous substances;

•	the value of our used solvents and oil inventory, which may fluctuate significantly;

•	our ability to expand our non-hazardous programs for parts cleaning;

•	our dependency on key employees;

•	our level of indebtedness, which could affect our ability to fulfill our obligations, impede the implementation of our strategy, and expose us to interest rate risk;

•	our ability to pay our debt when due and comply with our debt covenants;

•	our ability to effectively manage our extended network of branch locations; and

•	the control of The Heritage Group over the Company.

Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in the forward-looking statements. You are urged to carefully review the disclosures we make concerning the risks, uncertainties and assumptions that may affect our business and operating results, including, but not limited to, the risks, uncertainties and assumptions set forth in this prospectus supplement and in our most recent Annual Report on Form 10-K under the captions “Business,” “Risk Factors,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and any of those made in our other reports filed with the SEC. Please consider our forward-looking statements in light of those risks, uncertainties and assumptions as you read this prospectus supplement and the accompanying prospectus. The future events, developments or results described in this prospectus supplement and the accompanying prospectus could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this prospectus supplement and you should not expect us to do so.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $28.9 million (or approximately $33.3 million if the underwriters exercise their over-allotment option in full), based on the public offering price of $10.00 per share, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

We intend to use $11.0 million of the net proceeds from this offering to pay down borrowings made in connection with our acquisition of FCC Environmental and $8.0 million to complete the expansion of our used oil re-refinery, with the remaining net proceeds to be used for general corporate purposes, including the potential future additional repayment of debt. As of October 16, 2014, we had approximately $12.0 million of indebtedness under the revolving loan portion of our credit facility, which matures on February 5, 2018 and has an effective interest rate of 5.25% as of October 16, 2014, and $80.0 million of indebtedness under our credit facility term loan, which matures on February 5, 2018 and has an effective interest rate of 3.15% as of October 16, 2014. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in money market funds and other interest-bearing investments.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Price Range of Our Common Stock

Our common stock has traded on the NASDAQ Global Select Market under the symbol “HCCI” since it began trading on March 12, 2008. The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ended December 29, 2012
Fiscal Quarter ended March 24, 2012	$22.64	$16.24
Fiscal Quarter ended June 16, 2012	$22.25	$16.14
Fiscal Quarter ended September 8, 2012	$19.85	$15.08
Fiscal Quarter ended December 29, 2012	$20.89	$14.50

Fiscal Year Ended December 28, 2013
Fiscal Quarter ended March 23, 2013	$16.78	$14.26
Fiscal Quarter ended June 15, 2013	$15.75	$13.10
Fiscal Quarter ended September 7, 2013	$16.07	$13.43
Fiscal Quarter ended December 28, 2013	$20.64	$15.85

Fiscal Year Ending January 3, 2015
Fiscal Quarter ended March 22, 2014	$20.67	$15.89
Fiscal Quarter ended June 14, 2014	$18.56	$14.32
Fiscal Quarter ended September 6, 2014	$19.86	$14.91
Fiscal Quarter ending January 3, 2015 (through December 11, 2014)	$19.13	$10.83

On December 11, 2014, the closing price of our common stock on the NASDAQ Global Select Market was $10.90. As of December 5, 2014, there were approximately 350 holders of record of the common stock. Several brokerage firms, banks, and other institutions (“nominees”) are listed once on the stockholders of record listing. However, in most cases, the nominees’ holdings represent blocks of our common stock held in brokerage accounts for a number of individual stockholders. As such, our actual number of stockholders would be higher than the number of registered stockholders of record.

Dividend Policy

We have never declared nor paid any cash dividends on our common stock, and we do not intend to pay any dividends on our common stock in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business and payment of our outstanding debt. In addition, our Credit Agreement prohibits us from paying cash dividends on our common stock. In addition, our Credit Agreement prohibits us from paying cash dividends on our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of September 6, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the FCC Environmental Acquisition and the incurrence of $74.1 million of borrowings to finance a portion of the purchase price for the FCC Environmental Acquisition, as described under “Prospectus Supplement Summary—FCC Environmental Acquisition” as if they had occurred on September 6, 2014; and

•	on a pro forma as adjusted basis to give effect to (1) the sale of 3,100,000 shares of our common stock in this offering by us (assuming the underwriters do not exercise their over-allotment option) at the public offering price of $10.00 per share, after deducting the underwriting discount and commissions and estimated offering expenses, and (2) the repayment of approximately $11.0 million of borrowings incurred in connection with the FCC Environmental Acquisition, as described under “Use of Proceeds,” as if they had occurred on September 6, 2014.

You should read the data set forth below in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and FCC Environmental’s carve-out combined financial statements and accompanying notes which are incorporated by reference in this prospectus supplement and accompanying prospectus. You should also read the data set forth below in conjunction with the pro forma financial information of the Company as of and for fiscal 2013 and the first half of fiscal 2014, which reflects the FCC Environmental Acquisition, under “Prospectus Supplement Summary—Unaudited Pro Forma Consolidated Financial Statements”. FCC Environmental’s carve-out combined financial statements are incorporated herein by reference to the Company’s Current Report on Form 8-K/A filed with the SEC on December 2, 2014. See “Incorporation of Certain Documents by Reference.” The pro forma as adjusted data set forth below may not reflect our cash, debt and capitalization in the future.

	As of September 6, 2014
	Actual	Pro Forma(1)		Pro Forma As Adjusted(2)
	(Unaudited, in thousands, except per share amounts)
Cash and cash equivalents	$15,890	$(100	)(3)	$17,753
Total debt	$19,317	$93,442		$82,442
Stockholders’ equity:
Preferred stock, $0.01 par value per share: 500,000 shares authorized; none issued and outstanding	—	—		—
Common stock, $0.01 par value per share, 26,000,000 shares authorized actual, pro forma and pro forma as adjusted, 18,447,586 issued and outstanding shares actual and pro forma, and 21,547,586 issued and outstanding shares pro forma as adjusted	$184	$184		215
Additional paid-in capital	$147,348	$147,348		$176,170
Retained earnings	$14,824	$13,784		$13,784
Total stockholders’ equity	$162,356	$161,316		$190,169
Total capitalization	$181,673	$254,758		$272,611

(1)	Consists of financial information of Heritage-Crystal Clean as of September 6, 2014 and financial information of FCC Environmental as of June 30, 2014.

(2)	If the underwriters’ option to purchase additional shares is exercised in full:

•	an additional 465,000 shares would be issued and we would receive approximately $4.4 million in additional net proceeds; and

•	total stockholders’ equity and total capitalization would each increase by approximately $4.4 million.

(3)	Consists of $15,890 of cash and cash equivalents on hand for Heritage-Crystal Clean as of September 6, 2014, plus $576 of cash and cash equivalents on hand for FCC Environmental as of June 30, 2014, less $16,566 paid by Heritage-Crystal Clean to close the FCC Environmental Acquisition on October 16, 2014. See “Summary Consolidated Financial and Operating Data—Heritage-Crystal Clean” and “Unaudited Pro Forma Consolidated Financial Statements” included elsewhere in this prospectus supplement.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and between us and William Blair & Company, L.L.C., as representative of the underwriters, to purchase from us the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. is acting as Lead Book-Running Manager, and Robert W. Baird & Co. Incorporated and Needham & Company, LLC are acting as Passive Bookrunners for this offering.

Underwriter	Number of Shares
William Blair & Company, L.L.C.	1,860,000
Robert W. Baird & Co. Incorporated	682,000
Needham & Company, LLC	558,000

Total	3,100,000

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus supplement at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus supplement. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares of common stock being sold pursuant to this prospectus or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The representative of the underwriters has advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession of not more than $0.3180 per share. The underwriters will offer the shares of common stock subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares of common stock in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about December 17, 2014. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representative may change the public offering price and other selling terms.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 465,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares of common stock that they purchase on the terms described in the preceding paragraph.

In connection with the offering, Heritage, our largest stockholder, and certain related trusts of Fred Fehsenfeld, Jr., the Chairman of our Board and an affiliate of Heritage, have agreed to purchase 310,000 shares in the aggregate in this offering pursuant to certain participation rights granted to Heritage by us in connection with our initial public offering. Heritage, Fred Fehsenfeld, Jr. and the related trusts of Fred Fehsenfeld, Jr. will not be offered any additional shares in the event the underwriters exercise their over-allotment option.

The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$10.0000	$31,000,000	$35,650,000
Underwriting discount	$0.5314	$1,647,340	$1,894,441
Proceeds before expenses	$9.4686	$29,352,660	$33,755,559

We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $0.5 million.

We, each of our directors and executive officers and Heritage have agreed, subject to limited exceptions described below, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•	directly or indirectly, offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or otherwise dispose of any shares of common stock or other securities, options or rights convertible or exchangeable into, or exercisable for, or that represent the right to receive, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), or publicly disclose any intention to do any of the foregoing; or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

The 90-day lock-up period will be extended if (1) we release earnings results or material news or a material event relating to us occurs during the last 17 days of the lock-up period, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event, unless William Blair & Company, L.L.C. waives, in writing, such extension.

These agreements do not extend to transfers or dispositions either during the holder’s lifetime or on death (i) by will or intestacy or to the holder’s executors, administrators, legatees or beneficiaries; (ii) to a trust the beneficiaries of which are exclusively the holder and/or a member or members of the holder’s immediate family, and (iii) by bona fide gift or gifts to a donee or donees, provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the lock-up period. William Blair & Company, L.L.C., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the Financial Industry Regulatory Authority and market conditions generally. During the lock-up period, we may issue up to 15,000 shares of common stock under our Employee Stock Purchase Plan of 2008, and may issue shares of common stock in connection with the exercise of any currently outstanding convertible securities, warrants or options, pursuant to restricted stock agreements in the ordinary course of business consistent with past practice, or in connection with the hiring of employees pursuant to our existing stock plans. In addition, these agreements will not extend to planned selling under Rule 10b5-1 for Gregory Ray, our Chief Operating Officer and Secretary, or Thomas Hillstrom, our Vice President of Operations, pursuant to Rule 10b5-1 trading plans established by each of them under which a maximum of 14,500, and

15,000 shares, respectively, of our common stock can be sold. The agreements also permit the transfer or sale of common stock to the Company upon a vesting event or upon the exercise of stock options in a cashless or net exercise to cover tax withholding obligations.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus supplement forms a part, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

The representative has informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representative has also informed us that the underwriters intend to deliver all copies of this prospectus supplement via electronic means, via hand delivery or through mail or courier services.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment, or short sale, involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus supplement, which results in a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares available in the underwriters’ option to purchase additional shares in the public offering. In a naked short position, the number of shares over-allotted is greater than the number of shares in the option to purchase additional shares. The underwriters may close out a covered short position by purchasing common stock in the open market or by exercising all or part of their option to purchase additional shares. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. The underwriters must close out any naked short position by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the public offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the issuer’s stock or preventing or retarding a decline in the market price of the issuer’s stock. As a result, the price of the issuer’s stock may be higher than the price that might otherwise exist in the open market. In addition, the representative may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if shares of common stock sold by such underwriter or selling group member in this offering are repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the NASDAQ Global Select Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

Each of the underwriters currently act as a market maker for our common stock and may engage in “passive market making” in such securities on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also NASDAQ market makers in the security being distributed to engage in limited market making transactions during the period when Regulation M would otherwise prohibit such activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on the NASDAQ Global Select Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (i) 30% of such entity’s average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed or (ii) 200 shares of common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HCCI.”

In the ordinary course of business, some of the underwriters and their affiliates have provided, or may in the future provide, investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation.

LEGAL MATTERS

The legal validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The audited consolidated financial statements, and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited carve-out combined financial statements of FCC Environmental LLC (Consolidated) and International Petroleum Corp. of Delaware, included as exhibit 99.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on December 2, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers Auditores, S.L., independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

HERITAGE-CRYSTAL CLEAN, INC.

$100,000,000

Common Stock

Preferred Stock

Warrants

Depositary Shares

Stock Purchase Contracts

Stock Purchase Units

Rights

Units

From time to time, we may sell up to an aggregate of $100,000,000 of any combination of the securities described in this prospectus. We will specify the terms of any offering of securities by us in a prospectus supplement.

You should read this prospectus, any prospectus supplement and the information incorporated by reference herein or therein carefully before you invest.

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described under “Risk Factors” on page 4.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Our common stock is quoted and traded on The NASDAQ Global Market under the symbol “HCCI.” On December 19, 2013, the last reported sale price of our common stock on The NASDAQ Global Market was $19.16. The applicable prospectus supplement will contain information, where applicable, as to any other listing on The NASDAQ Global Market or any securities market or exchange of the securities covered by the prospectus supplement.

The securities may be offered directly by us to investors, to or through underwriters or dealers or through agents. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, and any applicable over-allotment options, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 3, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” You should rely only on the information contained in or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information other than the information contained or incorporated by reference in this prospectus or any prospectus supplement. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the SEC. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus or a document that is incorporated or deemed incorporated by reference in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the applicable prospectus supplement. The terms the “Company,” “we,” “us,” and “our” refer to Heritage-Crystal Clean, Inc.

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

HERITAGE-CRYSTAL CLEAN, INC.

Heritage-Crystal Clean, Inc. (herein collectively referred to as “we”, “us”, “our”, or “Company”) provides parts cleaning, containerized waste management, used oil collection, vacuum truck services, and antifreeze recycling and owns and operates a used oil re-refinery. We are the second largest provider of full-service parts cleaning and hazardous and non-hazardous waste services to small and mid-sized customers in both the manufacturing and vehicle maintenance sectors in North America, and we have the second largest used oil re-refining capacity in North America. We operate our business through our Environmental Services and Oil Business segments which are described below.

Environmental Services Segment

The Environmental Services segment consists of our parts cleaning, containerized waste management, vacuum truck service, and antifreeze recycling activities. Our services help our customers manage their used chemicals and liquid and solid wastes, while also helping to minimize their regulatory burdens. Many of these substances are subject to extensive and complex regulations, and mismanagement can result in citations, penalties, and substantial direct costs, both to the service provider and also to the generator. We allow our customers to focus more on their core business and devote fewer resources to industrial and hazardous waste management and, more specifically, the related administrative burdens.

We have adopted innovative approaches in our Environmental Services segment to minimize the regulatory burdens for our customers and have made “ease of use” of our services and products a priority. Our company has implemented two different programs whereby our customers’ used solvent may be excluded from the EPA’s definition of hazardous waste. In our non-hazardous program, we provide our customers an alternative parts cleaning solvent not included in the definition of hazardous waste due to its increased flashpoint (the minimum temperature at which vapors from the solvent will ignite when tested under specified laboratory conditions). In our product reuse program, we sell used solvent as an ingredient for use in the manufacture of asphalt roofing materials. In addition to our service programs for hazardous waste, we also offer a water-based cleaning solution that is not included in the EPA’s definition of hazardous waste.

Oil Business Segment

The Oil Business segment consists of our used oil collection and used oil re-refining activities. Through used oil re-refining, we recycle used oil into high quality lubricating base oil and byproducts, and we are a supplier to firms that produce and market finished lubricants. We are in the process of expanding the annual input capacity of our used oil re-refinery. It currently has an input capacity of approximately 60 million gallons of used oil feedstock per year with an expected annualized production of about 36 million gallons of lubricating base oil when operating at full capacity. We are currently feeding the re-refinery with a combination of used oil collected from our customers and used oil that we purchase from third parties.

Our History

The history of our business activity dates back to the late 1980s, when Heritage Environmental Services established a division to concentrate on the service needs of smaller customers. This division, known as Crystal Clean, began providing parts cleaning and used oil collection services to customers in Indianapolis, Indiana and gradually expanded to several other cities in the Midwest. During the 1990s, the Crystal Clean division expanded into markets in Texas and Louisiana as the result of a business venture with a major branded motor oil company. By the late 1990s, the Crystal Clean division was offering services to small to mid-sized customers in roughly a dozen metropolitan areas. In 1999, the parent of Heritage Environmental Services and Joseph Chalhoub, our Founder, President, and Chief Executive Officer, agreed to form a new company, Heritage-Crystal Clean, LLC (“HCC LLC”), and to contribute the business assets of the Crystal Clean division to this new company. Mr. Chalhoub invested in the new Company and recruited a team of seasoned industry professionals to join our company and implement plans for growth.

The Company was incorporated under the laws of the state of Delaware on June 13, 2007. From mid 1999 through June 12, 2007, the business of the Company was conducted by HCC LLC and its affiliates. In March 2008, the Company completed a reorganization and an initial public offering. In connection with the reorganization and public offering, HCC LLC became a subsidiary of the Company. Our principal executive office is located in Elgin, Illinois.

RISK FACTORS

Before you invest in our securities, in addition to the other information, documents, or reports included or incorporated by reference in this prospectus and in any prospectus supplement, you should carefully consider the risk factors set forth in the section entitled “Risk Factors” in any prospectus supplement as well as in “Part I, Item 1A. Risk Factors” in our most recent annual report on Form 10-K and in “Part II, Item 1A. Risk Factors” in our quarterly reports on Form 10-Q filed subsequent to such Form 10-K, which are incorporated by reference into this prospectus and any prospectus supplement in their entirety, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and the market price of our shares and any other securities we may issue.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains, and documents incorporated herein by reference contain, forward-looking statements and are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will be,” “will continue,” “will likely result,” “would” and other words and terms of similar meaning in conjunction with a discussion of future or estimated operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information.

The factors listed under “Risk Factors,” as well as any cautionary language in this prospectus, or incorporated herein by reference, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations or estimates we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, those described under the heading “Risk Factors” and elsewhere in this prospectus or incorporated herein by reference.

Forward-looking statements speak only as of the date of this prospectus. We do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information, future events, or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by, or on behalf of, us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Third Quarter Ended September 7, 2013	Fiscal Year Ended
		2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges	10.27	4.44	4.76	18.94	11.26	3.17

For purposes of computing these ratios, earnings consists of pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense, capitalized interest, and estimated interest within rental expense. The Ratio of Earnings to Fixed Charges is calculated by dividing earnings by the sum of the fixed charges.

For further information on these ratios, see Exhibit 12.1, “Computation of Ratio of Earnings to Fixed Charges,” filed herewith.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities by Heritage Crystal—Clean will be used for general corporate purposes including, but not limited to, additional re-refining capacity and potential acquisitions.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

The following summary is a description of the material terms and provisions of our common stock and preferred stock. The following description of the terms of our common stock and preferred stock is not meant to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, each as amended to date. To find out where copies of these documents can be obtained, see “Where to Obtain More Information.”

Our authorized capital stock consists of 22,000,000 shares of common stock, par value $0.01 per share, and 500,000 shares of undesignated preferred stock, par value $0.01 per share. As ofDecember 19, 2013, there were 18,459,934 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of December 19, 2013, there were 580,014 shares of common stock reserved for issuance upon the exercise of outstanding stock options. As of December 19, 2013, our common stock was held of record by approximately341 stockholders.

Common Stock

Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Subject to the terms of any outstanding series of preferred stock, the holders of common stock are entitled to dividends in amounts and at times as may be declared by the Board of Directors out of funds legally available for that purpose. Upon liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders, after payment in full to creditors and payment of any liquidation preferences to holders of preferred stock. Except as provided in the Participation Rights Agreement with The Heritage Group described below, holders of common stock have no redemption, conversion or preemptive rights. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in the offerings will be fully paid and nonassessable.

Undesignated Preferred Stock

Our certificate of incorporation provides that we may issue up to 500,000 shares of preferred stock in one or more series as may be determined by our Board of Directors.

Our Board of Directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

•	To determine the number of shares to be included in each series;

•	To fix the designation, voting powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

•	To increase or decrease the number of shares of any series.

We believe that the ability of our Board of Directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights, that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of decreasing the market price of our common stock.

Although our Board of Directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our Board of Directors will make any determination to issue such shares based on its judgment as to our company’s best interest and the best interests of our stockholders. Our Board of Directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board of Directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price.

Heritage Participation Rights

We have entered into a Participation Rights Agreement with The Heritage Group (“Heritage”), pursuant to which we will give Heritage the option to participate, pro rata based on its percentage ownership interest in our common stock, in any future equity offering for cash consideration, including (i) contracts with parties for equity financing (including any debt financing with an equity component) and (ii) issuances of equity securities or securities convertible, exchangeable or exercisable into or for equity securities (including debt securities with an equity component). If Heritage exercises its rights with respect to all future offerings, it will be able to maintain its percentage ownership interest in our common stock. The Participation Rights Agreement does not have an expiration date. Heritage will not be required to participate or exercise its right of participation with respect to any future offerings. Heritage’s right to participate will not apply to certain future offeringsof securities that are not conducted to raise or obtain equity capital or cash such as stock issued as consideration in a merger or consolidation, in connection with strategic partnerships or joint ventures or for the acquisition of a business, product, license or other assets by us.

Listing

Our shares of common stock are listed on The Nasdaq Global Market under the symbol “HCCI.”

Delaware Law and Charter and Bylaw Provisions’ Anti-Takeover Effects

We have elected to be governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which we refer to as Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Immediately subsequent to the completion of the offerings, Heritage and Joseph Chalhoub will each be interested stockholders as defined under Section 203. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	Before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances); or

•	After the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Our bylaws provide for the division of our Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. Approximately one-third of our board will be elected each year and such vote required to elect directors will be a plurality of all votes. We refer you to “Management.” In addition, our bylaws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding voting power of our capital stock outstanding and entitled to vote generally in the election of directors. Under our bylaws, any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our bylaws provide that special meetings of the stockholders may only be called by the Board of Directors, the chairman of the Board of Directors or upon the request of Heritage so long as it holds at least twenty-five percent (25%) of the total voting power of all outstanding shares of capital stock. Our bylaws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary the required written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken at a stockholders meeting and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation includes a “constituency” provision that permits (but does not require) a director of our company in taking any action (including an action that may involve or relate to a change or potential change in control of us) to consider, among other things, the effect that our actions may have on other interests or persons (including our employees, clients, suppliers, customers and the community) in addition to our stockholders.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation provides that the affirmative vote of at least seventy-five percent (75%) of the total voting power of all shares of capital stock is required to amend our certificate of incorporation or our bylaws, or to approve mergers, consolidations, conversions or the sale of all or substantially all of our assets. Our bylaws may also be amended or repealed by a majority vote of the Board of Directors, subject to any limitations set forth in the bylaws. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide that:

•	We must indemnify our directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time;

•	We may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation or our bylaws; and

•	We must advance expenses, as incurred, to our directors and officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.

In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages to us for breaches of their fiduciary duty as directors, except for:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL, with respect to unlawful dividends or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

We also have director and officer insurance providing for indemnification for our directors and officers for certain liabilities, including liabilities under the Securities Act of 1933.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus. The following statements with respect to the warrants are summaries of, and subject to, the detailed provisions of a warrant agreement to be entered into by the Company and a warrant agent to be selected at the time of issue (the “warrant agent”), a form of which will be filed with the SEC.

General

The warrants, evidenced by warrant certificates, may be issued under the warrant agreement independently or together with any securities offered by any prospectus supplement and may be attached to or separate from such securities. If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

•	The offering price, if any;

•	If applicable, the number of shares of preferred stock or common stock purchasable upon exercise of each warrant and the initial price at which such shares may be purchased upon exercise;

•	If applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security;

•	If applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	The date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

•	Federal income tax consequences;

•	Call provisions of such warrants, if any;

•	Anti-dilution provisions of the warrants, if any;

•	Whether the warrants represented by the warrant certificates will be issued in registered or bearer form; and

•	Any additional or other terms, procedures, rights, preferences, privileges, limitations and restrictions relating to the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

The shares of preferred stock or common stock issuable upon the exercise of the warrants will, when issued in accordance with the warrant agreement, be fully paid and non-assessable.

DESCRIPTION OF DEPOSITARY SHARES

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the depositary shares that we may offer under this prospectus. The following statements with respect to the depositary shares and depositary receipts are summaries of, and subject to, the detailed provisions of a deposit agreement to be entered into by the Company and a depositary to be selected at the time of issue (the “depositary”) and the form of depositary receipt. The form of deposit agreement and the form of depositary receipt will be filed with the SEC.

General

We may, at our option, elect to issue fractional shares of preferred stock, rather than full shares of preferred stock. In the event such option is exercised, we may elect to have a depositary issue receipts for depositary shares, each receipt representing a fraction, to be set forth in the prospectus supplement relating to a particular series of preferred stock, of a share of a particular series of preferred stock as described below.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company that we select. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the preferred stock represented by the depositary share, including dividend, voting, redemption, and liquidation rights.

Depositary Receipts

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of an offering of the preferred stock.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the office of the depositary and upon payment of the charges provided in the deposit agreement, a holder of depositary receipts may have the depositary deliver to the holder the whole shares of preferred stock relating to the surrendered depositary receipts. Holders of depositary shares may receive whole shares of the related series of preferred stock on the basis set forth in the related prospectus supplement for such series of preferred stock, but holders of such whole shares will not after the exchange be entitled to receive depositary shares for their whole shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of the related series of preferred stock to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the numbers of such depositary shares owned by such holders.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares entitled thereto, unless the depositary determines that it is not feasible to make distribution of the property. In that case the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to such holders.

Redemption of Depositary Shares

If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of preferred stock redeemed by us. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder’s depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Deposit Agreement

We and the depositary at any time may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. We or the depositary may terminate the deposit agreement only if all outstanding depositary shares have been redeemed, or there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of depositary receipts.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

The depositary will forward to the record holders of the depositary shares relating to such preferred stock all reports and communications from us which are delivered to the depositary.

Neither we nor the depositary will be liable if either one is prevented or delayed by law or any circumstance beyond their control in performing the obligations under the deposit agreement. The obligations of us and the depositary under the deposit agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. The depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and we may sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. Stock purchase contracts may be issued separately or as a part of units (“stock purchase units”) consisting of a stock purchase contract securing the holder’s obligations to purchase the common stock under the stock purchase contract securing. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner, and in certain circumstances we may deliver newly issued prepaid stock purchase contracts (“prepaid securities”) upon release to a holder of any collateral securing such holder’s obligations under the original stock purchase contract.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. Certain material United States Federal income tax considerations applicable to the stock purchase units and stock purchase contracts will be set forth in the prospectus supplement relating thereto.

DESCRIPTION OF THE RIGHTS

General

We may issue rights to purchase our preferred stock, depositary shares, common stock or warrants to purchase preferred stock, depositary shares or common stock. We may issue rights independently or together with any other offered security. The rights may or may not be transferable by the recipient of the rights. In connection with any rights offering to our stockholders, we may enter into a standby underwriting arrangement with one or more underwriters or stockholders providing for the underwriters to purchase any offered securities remaining unsubscribed for after the rights offering. In connection with a rights offering to our stockholders, a prospectus supplement will be distributed to our stockholders on the record date for receiving rights in the rights offering set by us.

The applicable prospectus supplement will describe the following terms of rights in respect of which this prospectus is being delivered:

•	the title of the rights;

•	the securities for which the rights are exercisable;

•	the exercise price for the rights;

•	the number of rights issued;

•	the extent to which the rights are transferable;

•	if applicable, a discussion of the federal income tax considerations applicable to the issuance or exercise of the rights;

•	any other terms of the rights, including terms, and limitations relating to the exchange and exercise the rights;

•	the date on which the right to exercise the rights will commence, and the date on which the right will expire;

•	the extent to which the rights include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting arrangement entered into by us in connection with the rights offering.

Exercise of Rights

Each right will entitle the holder thereof of rights to purchase for cash the principal amount of shares of preferred stock, depositary shares, common stock, warrants or any combination of those securities at the exercise price as will be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for such rights set forth in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights will become void.

Rights may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and proper exercise of the rights, we will, as soon as practicable, forward the securities purchasable upon such exercise. In the event that not all of the rights issued in any offering are exercised, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

We may issue units under one or more unit agreements, each referred to as a unit agreement, to be entered into between us and a third party, as unit agent. The unit agent will act solely as our agent in connection with the units governed by the unit agreement and will not assume any obligation or relationship of agency or trust for or with any holders of units or interests in those units. We may issue units comprising one or more of the securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement relating to the units we may offer will include specific terms relating to the offering, including, among others: the designation and terms of the units and of the securities comprising the units, and whether and under what circumstances those securities may be held or transferred separately; any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising those units; and whether the units will be issued in fully registered or global form.

The description in the applicable prospectus supplement and other offering material of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement and unit certificate, which will be filed with the SEC if we offer units.

BOOK-ENTRY ISSUANCE

Unless otherwise indicated in a prospectus supplement, securities of a series offered by us under this prospectus may be issued in the form of one or more fully registered global securities. If a fully registered global security is used, anticipate that these global securities will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), which will act as depository, and registered in the name of its nominee. Except as described below, the global securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

DTC has advised us that it is:

•	A limited-purpose trust company organized under the New York Banking Law;

•	A “banking organization” within the meaning of the New York Banking Law;

•	A member of the Federal Reserve System;

•	A “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	A “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in participants’ accounts. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

Upon issuance of a global security representing offered securities, DTC will credit on its book-entry registration and transfer system the principal amount to participants’ accounts. Ownership of beneficial interests in the global security will be limited to participants or to persons that hold interests through participants. Ownership of interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests) and the participants (with respect to the owners of beneficial interests in the global security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC (or its nominee) is the registered holder and owner of a global security, DTC (or its nominee) will be considered the sole owner and holder of the related offered securities. Except as described below, owners of beneficial interests in a global security will not:

•	Be entitled to have the securities registered in their names; or

•	Receive or be entitled to receive physical delivery of certificated securities in definitive form.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each global security (“beneficial owner”) is in turn recorded on the direct and indirect participants’ records. A beneficial owner does not receive written confirmation from DTC of its purchase, but is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participants through which such beneficial owner entered into the action. Transfers of ownership interests in securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners do not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, the securities are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC records reflect only the identity of the direct participants to whose accounts securities are credited, which may or may not be the beneficial owners. The participants remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notice and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. consents or votes with respect to the securities. Under its usual procedures, DTC mails a proxy (an “Omnibus Proxy”) to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

Redemption proceeds, distributions and dividend payments, if any, on the securities will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the payment date in accordance with their respective holdings as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to beneficial owners are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and are the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest, if any, to DTC is our or the trustee’s responsibility, disbursement of such payments to direct participants is DTC’s responsibility, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to us or, if applicable, the trustee. Under such circumstances, in the event that a successor securities depository is not appointed, security certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, security certificates will be printed and delivered.

We have obtained the information in this section concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

None of us, any underwriter or agent, the trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to such beneficial interest.

PLAN OF DISTRIBUTION

The Company may sell the securities in one or more of the following ways (or in any combination thereof) from time to time:

•	Through underwriters or dealers;

•	Directly to one or more purchasers;

•	Through agents; or

•	Through any other methods described in a prospectus supplement.

The applicable prospectus supplement will state the terms of the offering of any securities, including:

•	The name or names of any underwriters, dealers or agents and the amount of securities underwritten or purchased by each of them;

•	The purchase price of such securities and the proceeds to be received by us, if any;

•	Any discounts, commissions or concessions or other items constituting compensation allowed, reallowed or paid to underwriters, dealers or agents, if any;

•	Any public offering price;

•	Any securities exchanges on which the securities may be listed.

Any public offering price and any discounts, commissions or concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

Securities may also be sold in one or more of the following transactions, or in any transactions described in a prospectus supplement:

•	Block transactions in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	Purchase by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	A special offering, an exchange distribution or a secondary distribution in accordance with the rules of any exchange on which the securities are listed;

•	Ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	Sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise; or

•	Sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

The securities we sell by any of the methods described above may be sold to the public, in one or more transactions, either:

•	At a fixed public offering price or prices, which may be changed;

•	At market prices prevailing at the time of sale;

•	At prices related to prevailing market prices; or

•	At negotiated prices.

We may sell the securities through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments whichthe underwriters or agents may be required to make. Underwriters and agents may engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement, as the case may be.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any reports, statements or other information that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. Our public filings also are available to the public from commercial document retrieval services and may be obtained without charge at the SEC’s website at www.sec.gov. Our filings with the SEC are also available on our website at www.crystal-clean.com. The information on our website is not incorporated by reference in this prospectus or our other securities filings and you should not consider it a part of this prospectus or our other securities filings.

As noted above, we have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the Public Reference Room maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on the SEC’s website.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to incorporate information into this prospectus “by reference,” which means that we can disclose important information by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information amended or superseded by information contained in, or incorporated by reference into, this prospectus. This prospectus incorporates by reference the documents and information set forth below that we have previously filed (but not furnished) with the SEC. These documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10-K for the year ended December 29, 2012;

•	The Company’s Quarterly Report on Form 10-Q for the quarters ended March 23, 2013, June 15, 2013, and September 7, 2013,

•	The Company’s Proxy Statement on Schedule 14A, as filed with the SEC on April 3, 2013 (other than such information that is included in the proxy statement but not deemed to be filed with the SEC);

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on March 10, 2008.

•	The Company’s Current Reports on Form 8-K as filed with the SEC on February 5, 2013, February 11, 2013, and May 8, 2013.

We do not incorporate portions of any document that is either (a) described in paragraphs (d)(1) through (3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K. We hereby incorporate by reference all future filings by us made pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits which are specifically incorporated by reference into those documents. Requests should be directed to Corporate Secretary, Heritage-Crystal Clean, Inc., 2175 Point Boulevard, Suite 375, Elgin, Illinois 60123-6436, telephone: (847) 836-5670.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplements, certain legal matters in connection with the securities will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

3,100,000 Shares

Heritage-Crystal Clean, Inc.

Common Stock

Prospectus

December 11, 2014

William Blair	Baird	Needham & Company